FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
PROCESSING
WASH. D.C.
155
SECTION


03058998

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of **May 13, 2003**
Commission File Number **1-12838**

Bema Gold Corporation

(Translation of registrant's name into English)

Suite 3100, 595 Burrard Street
Vancouver, British Columbia, Canada, V7X 1J1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F ______ Form 40-F __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

2002 Annual Report



Bema Gold Corporation

All dollar figures are expressed in United States Dollars unless otherwise indicated

Tom Garagan, Vice President Exploration, is the Qualified Person responsible for Bema's exploration projects.



Uniquely positioned for growth

Production levels are increasing dramatically

Bema has more than doubled projected production for 2003 to 270,000 ounces of gold with the acquisition of the Petrex Mines in South Africa. Based on current gold prices and the recent successful drill program, management believes production will recommence at the Refugio Mine in Chile in 2004 increasing Bema's projected annual production rate to 400,000 ounces.



81,369
87,610
86,222
71,523
117,319
270,000
1998
1999
2000
2001
2002
2003 proj.

Bema has one of the world's best exploration portfolios

Over the last decade, Bema has demonstrated an exceptional exploration track record and the ability to develop its assets into production. In Chile, Bema discovered both the Refugio Mine, which commenced production in 1996, and the Cerro Casale deposit - one of the world's largest undeveloped gold /copper deposits. In 2003 Bema will be drilling over 150,000 metres on six properties including the Kupol project in Russia, which is one of the most highly anticipated exploration programs of the year.

Bema's share price is leveraged to rising gold prices

Bema's share price has historically enjoyed exceptional leverage to increasing gold prices due to our longevity, increasing gold production, large reserve and resource base and tremendous share liquidity.



Bema Share Price
Gold Price
2001
2002
2003

Vision. Agility. Endurance.



Bema outperformed the Indices in 2002

Bema's share price outperformed the S&P/TSX Composite Index and the TSX gold and silver index in 2002. The share price appreciated by up to 500% from the low to the high trade of the year and the Company's market capitalization increased by 454% from January 2, 2002 to December 31, 2002.



— Bema Share Price
— TSX Composite Index
— TSE Gold Index
percentage change
J F M A M J J A S O N D

Vision: Bema's vision is the commitment to growth through exploration and acquisition at all stages of the gold market cycle.

Agility: While growing dramatically as a gold producer Bema maintains its entrepreneurial spirit with the agility to respond quickly to growth opportunities around the world.

Endurance: over many years, through the ebb and flow of market cycles, Bema's endurance and perseverance have been essential for survival and growth.

Property Locations



Monument Bay Project
Kupol Project
Vancouver
Moscow
JULIETTA MINE
Divisadero Project
REFUGIO MINE
Cerro Casale Project
Santiago
Johannesburg
PETREX MINE

Company Profile

Bema Gold is an intermediate gold producer with an entrepreneurial approach to growing production through exploration and acquisitions. The Company has operating mines, development and exploration projects in Russia, South Africa, Chile, Canada, and El Salvador.

Bema Gold trades on the TSX and the AMEX exchanges under the symbol BGO.



Projected Gold Production
(000s ounces)



117,319
Julietta / Refugio
270,000
Julietta / Petrex
400,000
Julietta / Petrex / Refugio*
2002
2003
future annualized production

* *assuming recommencement of production at the Refugio Mine*

Financial Highlights

	2002	2001
Total Annual Production (ounces)	117,319	73,430
Operating Cash Costs per Ounce	$121	$218
Gold Revenues (000s)	$ 36,286	$21,209
Operating Earnings (Loss) (000s)	$9,226	$(3,907)
Cash (000s)	$16,658	$4,133
Net Loss (000s)	$3,124	$11,338
Net Loss per Common Share	$0.02	$0.07

* All dollar values are expressed in US dollars, unless otherwise indicated.

2002 Achievements

- ▲ Announced the acquisition of the Petrex Mines in South Africa, more than doubling projected gold production for 2003 and beyond
- ▲ Completed first full year of production at the low-cost Julietta Mine in Russia
- ▲ Achieved the highest production levels and revenues in the Company's history
- ▲ Acquired interests in the high-grade Kupol and Divisadero gold and silver properties
- ▲ Improved the Company's financial position
- ▲ Carried out a successful exploration program at Julietta which replaced reserves and discovered new veins
- ▲ Commenced drilling program at Refugio to increase reserves
- ▲ Outlined high grade resource at the Monument Bay Property in Canada

2003 Objectives

- ▲ Increase annualized rate of production to over 300,000 ounces of gold
- ▲ Complete evaluation to recommence production at the Refugio Mine in 2004
- ▲ Continue drilling at the Julietta Mine to convert resources into reserves
- ▲ Conduct exploration at the Kupol Property, Russia and Divisadero Property, El Salvador
- ▲ Continue exploration at the Monument Bay Property, Canada
- ▲ Continue to pursue acquisitions of exploration, development and production opportunities


BEMA GOLD CORPORATION

LETTER TO SHAREHOLDERS

In the 2001 Report to Shareholders, looking forward to 2002, I wrote: "the Company is uniquely positioned for future growth". I am pleased to report that our success in 2002 far exceeded my substantial expectations and has positioned Bema for further dramatic growth.

I believe we outpaced other gold companies in 2002 because we positioned ourselves by maintaining our growth strategy over the previous three years in the face of weak gold prices.

The highlights for 2002 were numerous: at the Julietta Mine we had our first full year of low cost production and a successful exploration program; with the acquisition of the Petrex Mines in South Africa, we transformed the Company into an intermediate gold producer, increasing our annual production rate by 250%; at the Monument Bay Property in Manitoba, exploration continued successfully; we continued our commitment to exploration, acquiring two new high grade gold exploration properties in Far East Russia and El Salvador; and we improved our financial position dramatically, reducing convertible debt and improving our cash position.

It was rewarding to see that our successes in 2002 were reflected in the stock market. Your Company's shares were the best performers of all companies on the S&P/TSX Composite Index in 2002 and one of the top 1% of performers on the American Stock Exchange, appreciating over 480% on over 800 million shares in combined trading volume. In addition, our market capitalization increased by 450%.

This tremendous performance in the stock market was, of course, due in part to the significant increase in the price of gold during the year and Bema's extraordinary leverage to the gold price. However, I believe we outpaced other gold companies in 2002 because we positioned ourselves by maintaining our growth strategy over the previous three years in the face of weak gold prices. Our strategy was to become a low cost gold producer, continue our commitment to exploration and acquisitions and maintain our large resource base.

I believe the assets and opportunities we have amassed to date leave Bema uniquely positioned for continued growth in 2003 and beyond.

GOLD PRODUCTION

Bema's gold production grew by 60% in 2002 to over 117,000 ounces of gold produced. Operating cash costs were low at $121 per ounce. The majority of this gold production came from the Julietta Mine's first full year of production (109,000 ounces). Residual leaching from our 50% owned Refugio Mine contributed the remaining ounces in 2002.

During the year, exploration and development drilling continued successfully at the Julietta Mine, replacing reserves mined to date and discovering a number of new veins. Exploration drilling and trenching will continue in 2003 to further increase resources and reserves and to explore the ultimate potential of the Julietta Property.

The acquisition of the Petrex Mines in South Africa, announced in October 2002, increases Bema's 2003 projected production to 270,000 ounces of gold.

REFUGIO MINE, CHILE

When mining was suspended at the Refugio Mine in Chile in May 2001 due to low gold prices, there were four years of reserves remaining at the Verde Deposit. Bema and joint venture partner Kinross agreed to consider recommencing production at Refugio when gold recovered to $325 per ounce.

In October 2002, an extensive drilling program at the Refugio Mine began with the goal of increasing reserves and thereby extending the projected mine life. The drilling program has been extremely successful, extending ore grade mineralization well below the previously projected pit bottom. We believe the result of this program will be to significantly increase the mine life at Refugio's Verde deposit, thereby improving the project's economics. Based on the current improved gold price and the extended mine life, we expect mining to recommence at Refugio in the second half of 2004 which would increase Bema's annual gold production rate by a further 115,000 ounces for a total of over 400,000 ounces per year.



Bema's executive:
(left to right)
George Johnson, *Senior Vice Presider Operations*
Tom Garagan, *Vice President Exploration*
Mark A. Corra, *Vice President Financ*
Clive T. Johnson, *Chairman, President and Chief Executive Officer*
Roger Richer, *Corporate Secretary ar General Counsel, Vice President Administration*
Dennis Stansbury, *Vice President Development and Production*

Absent from photo:
Jim Sullivan, Vice President Russian Operations

ACQUISITIONS

The year 2002 was a very important year for acquisitions for Bema with the acquisitions of the gold producing Petrex Mines in South Africa and two high grade gold exploration properties, the Kupol Property in Far East Russia and the Divisadero Property in El Salvador.

In what is a very competitive environment for acquisitions (becoming even more so with renewed interest in gold and depleting reserves), quality gold properties at sensible prices are scarce. In order to create a competitive advantage in pursuing quality properties, we have been prepared to take measured risks, venturing into geographic areas that other companies have shied away from.

Two excellent examples of the success of this strategy were our move to Chile in 1988 with the acquisition of the Refugio Property and our decision to move into Russia in 1998 with the Julietta acquisition. Both of these acquisitions were controversial at the time due to perceptions of political risk. However, based on our risk assessment, we persevered and were "ahead of the curve" as one of the first North American companies to pursue gold in Chile and one of the few foreign companies to venture into Russia and successfully finance and build a gold mine. Interestingly, both of these acquisitions led to another opportunity in the host country: the Aldebaran Property (Cerro Casale deposit) in Chile and the Kupol Project in Russia.

For many years our entrepreneurial acquisition strategy has had two components. First, we have maintained our strong commitment to gold exploration based on the fact that the lowest acquisition cost ounces are the ones you find. This strategy has been enormously successful at Bema with the discovery of large deposits such as Refugio and Cerro Casale.

In order to create a competitive advantage we have been prepared to take measured risks, venturing into geographic areas that other companies have shied away from.

The second component of our acquisition stategy is the acquisition of projects with developed reserves ready for construction and projects in production. Examples of this successful strategy are the Julietta Property acquisition in 1998 and, more recently, the acquisition of the Petrex Mines in South Africa.

In the fourth quarter of 2002, we seized the opportunity to acquire the Petrex Mines to increase our projected annual production by over 250% by issuing only 20% more shares. This highly accretive deal was possible in part because of the dramatic increase in Bema's market capitalization in 2002 and the attractiveness of Bema shares to the shareholders of EAGC Ventures, the public company that owned the Petrex Mines. The Petrex Mines are a major asset for Bema, with projected annual production after the current mill ramp up program of 200,000 ounces of gold for ten years. In addition, the property has tremendous exploration potential, allowing the opportunity to increase reserves and ultimately expand production. With the acquisition of Petrex comes a highly experienced management and mining team in South Africa. We look forward to working with them to maximize the potential of the project.

EXPLORATION

With renewed interest in the gold sector as gold prices recover to historical average prices, the hunt for gold reserves begins in earnest. Our industry, plagued by low gold prices from 1998 through most of 2001, has dramatically reduced funding of exploration and development. At Bema, our strategy has always been to believe in the cyclical nature of gold prices and to try to stay "ahead of the pack" by continuing our exploration and development acquisitions and programs at all stages of the gold price cycle. In 2002 we continued with this strategy, acquiring interests in the Kupol Property in Russia and the Divisadero Property in El Salvador. In addition to these new projects, substantial exploration programs will be carried out at the Julietta Mine, Petrex Mines, Refugio Mine, and the Monument Bay Property in Manitoba. In 2003 exploration drilling will total 150,000 metres.

At Bema, our strateg has always been to believe in the cyclica nature of gold prices and to try to stay "ahead of the pack" by continuing our exploration and development acquisi tions and programs at all stages of the gold price cycle.

In September 2002, Bema entered into an agreement to earn up to a 75% interest in the Kupol Property from the regional government in Chukotka, Far East Russia. We identified this project a few years ago as an extremely attractive exploration opportunity. Ultimately, we won out in a competitive situation because of our perseverance in pursuing the project and our credibility in Russia due to the success of the Julietta Mine.

The Kupol Property has been explored by trenching and limited drilling, indicating a large, high grade gold and silver zone exposed at surface. At Bema, we consider Kupol to be the best target we've seen in our collective experience for a large high grade gold and silver deposit. An extensive drill program utilizing two western rigs and two Russian rigs will commence in May 2003 to test Kupol.

In addition, in 2002 we acquired an interest in the Divisadero Property in El Salvador. This past producer represents an excellent target for a high grade underground mine. Exploration drilling at the Divisadero Property commenced in April 2003.

FINANCIAL

In 2002 we greatly improved your Company's financial position. A total of $16 million of convertible debentures were converted into equity, we raised over $36 million in equity giving us a strong cash position of $16.7 million at year end (24.9 million at March 31, 2003). Furthermore we continued to reduce the Julietta Mine

Project loan with $23.8 million remaining as of March 31, 2003. In addition, our year end financial results showed significant improvement over 2001 with gold production and gold revenues at record levels.

CONCLUSION

In conclusion, the successes of 2002 and the previous year have transformed Bema into a unique intermediate gold producer; unique in that we have become a proven builder of mines and producer of gold while maintaining our entrepreneurial spirit with our commitment to growth through exploration and acquisitions.

Bema's projected annual production growth from existing assets is unparalleled in the gold sector and would be accomplished with minimal share dilution.

Looking forward, the future looks very bright for Bema. The acquisition of the Petrex Mines and the expected recommencement of production at the Refugio Mine would result in an annual production increase to over 400,000 ounces of gold. If we are, in fact, seeing a renewed bull market for gold and the copper prices improve, the Cerro Casale deposit becomes viable and, once in production, would increase Bema's annual output to approximately 650,000 ounces of low cost, long term gold production. This projected annual production growth from existing assets is unparalleled in the gold sector and would be accomplished with minimal share dilution.

With the significant exploration potential at Bema's existing mines and the outstanding potential at the Kupol, Monument Bay and Divisadero properties, we believe the potential to further grow our production from existing projects is excellent. In addition, we will continue our strategy for growth through exploration and acquisitions.

After what has been a very successful year, I would like to thank you, our shareholders, for your belief in Bema. I would also like to thank our Board of Directors for their ongoing support of management's vision. Finally, on behalf of the Board and Bema's executive team, I would like to express our gratitude to all of our employees around the world for their essential contributions to the Company's success.



Clive T. Johnson

Chairman, Chief Executive Officer and President

JULIETTA MINE



The low cost Julietta Mine completed its first full year of production in 2002.

The low cost Julietta Mine completed its first full year of production in 2002 and has emerged as Bema's flagship operation. With production from the mine at a steady state of over 100,000 ounces of gold per year, management has focused its efforts on extending the mine life and examining the potential for increased through-put at the mill.

Bema conducted an aggressive exploration program at Julietta in 2002 consisting of diamond drilling, bulldozer trenching, geological mapping and geochemical sampling. Diamond drilling was intended to upgrade inferred resources, test new veins and extend known mineralization while the underground drilling further tested the existing reserve veins. Based on the success of this drill program the Company believes it has replaced all of the ore mined in 2002. A new resource and reserve study is currently being prepared and results will be released when the study is complete.

Bema also completed sixteen trenches at Julietta in 2002 and discovered two new veins containing high grade gold values. An extensive surface diamond drill program is planned in 2003 to explore these veins, increase resources and continue to convert existing resources into reserves. Bema will also begin exploring certain areas within the 225 square kilometre mine license, well outside the known vein system, where high grade gold samples have been collected.

With minimal modification, the mill at the Julietta Mine has the capacity to increase through-put from the current 400 tonnes per day. If the recent exploration success continues, Bema will examine the possibility of increasing the through-put at the mill in order to realize the ultimate potential at Julietta.

JULIETTA SNAPSHOT

Location:	**Far East Russia**
Access:	**year round roads**
Bema Ownership:	**79%**
Production commenced:	**September 2001**
Employees:	**400** (94% Russian)
Mine type:	**underground**
Reserve:	**620,000 tonnes**
Average grade:	**27 grams/tonne gold**
Proven/probable reserve:	**406,000 oz.**
Inferred resource:	**308,500 oz.**
Ore milled:	**400 tonnes/day**
Current mine life:	**4 years**
Gold Production 2002:	**108,844 oz.**
Total operating cash costs 2002*:	**$119/oz.**
Gold Production 2003 (proj.):	**116,000 oz.**
Operating cash costs 2003* (proj.):	**$110/oz.**
Debt (as of March 31, 2003):	**$23.8 million**

** includes silver production as an operating credit*

Russia is considered to be a strong emerging market for gold production. The government has established new laws to protect foreign investment.



PETREX MINES



The Petrex Mines will contribute many years of solid production to Bema.

PETREX SNAPSHOT

Location:	**Witswatersrand Basin East Rand, South Africa**
Bema ownership:	**100%**
Employees/contract workers:	**3,800**
Mine type:	**8 underground shafts 3 open pits**
Reserve:	**15,453,000 tonnes**
Average grade:	**3.2 grams/tonne gold**
Proven/probable reserves:	**1.6 million oz.**
Inferred resources:	**3.4 million oz.**
Ore milled (proj.):	**6,000 tonnes/day**
Current mine life:	**10 years**
Annual gold production (proj.):	**200,000 oz.**
Operating cash costs (proj.):	**$230/oz.***
Gold Production 2003 (proj.):	**155,000 oz.**
Operating cash costs 2003:	**$248/oz.***
Debt (as of March 31, 2003):	**$36 million**

**operating cash cost calculated at 10 Rand to US$1*

Bema entered into a business combination to acquire the Petrex Mines in October of 2002 by issuing approximately 20% more shares to increase projected production by almost 250%. This production increase propels Bema into the ranks of "intermediate" gold producer with consolidated projected production at over 270,000 ounces for 2003.

The property position is a combination of sixteen land holdings brought together to form the Petrex Mines. While production at these properties has been ongoing for a number years it was only recently that they were consolidated. Petrex is currently completing a six month ramp up at the mill which will bring the projected production to over 200,000 ounces of gold per year. In addition, there are significant exploration opportunities on the property and some operational improvements that will be implemented. Bema, along with local management, plan to utilize their extensive exploration and production experience to increase the ten year mine life and improve the existing production plan.

The Petrex Mines have a long history in the East Rand and will contribute many years of solid production to Bema in one of the world's most prolific gold-producing regions.

The Witwatersrand goldfields have produced over 1.48 billion ounces of gold or 40% of the earth's gold production to date.



REFUGIO MINE

Bema expects mining to recommence at the Refugio Mine in 2004.

When mining was suspended at the Refugio Mine in Chile in May 2001 due to poor gold prices there were four years of reserves remaining at the Verde Deposit. Bema and joint venture partner Kinross Gold Corporation agreed to consider recommencing production at Refugio when gold recovered to $325 per ounce.

In October 2002 Bema and Kinross began an extensive drilling program at the Refugio Mine with the goal of increasing the reserves at the mine and thereby extending the mine life. The drilling program has been extremely successful, extending ore grade mineralization well below the previously projected pit bottom. Bema believes the result of this program will significantly increase the mine life at Refugio's Verde deposit. This increased mine life improves the project's economics. Based on the current improved gold price and the extended mine life Bema expects mining and production to recommence at Refugio in the second half of 2004, increasing Bema's annual gold production by a further 115,000 ounces for a total of over 400,000 ounces per year.

Bema repaid the final $4 million project loan at the Refugio Mine in 2002 and CMM (Bema/ Kinross joint venture: Compania Minera Maricunga) received full payment of an arbitration award settlement for approximately $24 million (Bema's share $12 million) from the original mine construction contractor to recover damages related to numerous design and construction failures. Furthermore, the Company repaid the joint venture overrun loan of $2.9 million including accrued interest.

With the anticipated recommencement of production in 2004, Refugio will again become an important part of Bema's production portfolio.

REFUGIO SNAPSHOT

Location:	**Northern Chile**
Bema ownership:	**50%**
Mining suspended:	**May 2001**
Mine type:	**open pit heap leach**
Reserve:	**47,109,000 tonnes**
Average grade:	**0.93 grams/tonne gold**
Proven & probable reserve:	**1.4 million oz.**
Inferred resources:	**3.4 million oz.**
Ore milled (proj.):	**30,000 tonnes/day**
Mine life (proj.):	**4 years**
Annual gold production (proj.):	**220,000 oz.**
Gold Production 2002*:	**16,950 oz.**
Operating cash costs:	**$151/oz.**
Debt:	**0**

** Bema's share: 8,475 oz. from residual leaching.*

Chile is well known for its abundant natural resources and is the world's largest producer and exporter of copper.





CASALE DEPOSIT



Cerro Casale hosts one of the largest gold/copper deposits in the world.

CASALE SNAPSHOT

Location:	**Northern Chile**
Bema ownership:	**24%**
Reserve:	**1.035 billion tonnes**
Average grade:	**0.69 grams/tonne gold 0.26% copper**
Proven/probable reserves:	**23 million oz. gold 6 billion lb. copper**
Ore milled :	**150,000 tonnes/day**
Mine life (proj):	**18 years**
Annual gold production (proj.)*:	**975,000 oz.**
Operating cash costs:	**$98/oz.**

**Bema's share: 234,000 oz.*

Information is projected and based on a feasibility study completed by Placer Dome using $350 per ounce gold and $0.95 cents per pound copper

The Cerro Casale Deposit is part of the Aldebaran Property, a joint venture between Bema (24%) Arizona Star Resource Corp. (25%) and Placer Dome Inc. (51%). Cerro Casale was discovered by Bema and is one of the largest undeveloped gold and copper projects in the world, containing mineable proven and probable reserves of 23 million ounces of gold and 6 billion pounds of copper. Placer has completed a bankable feasibility study on the project, secured water rights and received approval of the Environmental Impact Study. Once gold and copper prices increase, making Cerro Casale economically viable, the joint venture agreement requires Placer to arrange and guarantee up to $1.3 billion of project financing and commence construction of the mine in order to retain its 51% interest. The joint venture partners plan to meet in the near term to review the technical and financial parameters and financability of the Cerro Casale project.

Cerro Casale is a major asset for Bema. Once in production, Bema's share of production would be 234,000 ounces of gold annually for eighteen years.

Chile's political stability and favourable foreign investment regulations make it one of the most attractive emerging markets in the world.


TOYOTA
TOYOTA

KUPOL PROJECT



The Kupol Project is one of the most exciting gold prospects in the world.

In September 2002, Bema entered into a letter of intent with the government of Chukotka in North East Russia to acquire up to a 75% interest in the high grade Kupol gold and silver project. The Kupol project hosts a large epithermal gold and silver vein system that is up to 30 metres wide with significant values over a true width of up to 15 metres. The vein system has been defined by a Russian operator using geological mapping, diamond drilling, trenching, geochemistry and geophysics over 4 kilometers of strike length and remains open along strike and at depth.

The Kupol vein system is defined by approximately 35 trenches over 3 kilometers of strike length with a width of up to 30 metres. Several high grade intercepts occur along an 1800 metre section including; 183.4 grams per tonne (g/t) gold and 2557.5 g/t silver over 11.8 metres in trench K-16 and 154.8 g/t gold and 548.8 g/t silver over 9 metres in trench K-34. The average grade from the trenching program over this 1800 metre section is approximately 35 grams per tonne gold and 325 grams per tonne silver.

Results have also been received from 20 diamond drill holes (approximately 2500 metres) that have been drilled along 400 meters of strike length within the zone to a maximum depth of 140 metres. Several holes returned high grade gold and silver intercepts including drill hole C-5 which reported 51.6 g/t gold and 530.9 g/t silver over 41.3 metres.

Drilling at Kupol is commencing in May 2003 with two Russian drill rigs and two Canadian rigs. Bema's management believes that the Kupol property has the potential to host a multi-million ounce high grade gold and silver deposit that could be exploited by both open pit and underground mining.

KUPOL SNAPSHOT

Location:	**North East Russia**
High grade gold and silver exploration	
Bema ownership:	**option to earn 75%**
Inferred resource*:	**835,000 oz. gold** **9,350,000 oz. silver**
Average grade (resource):	**33 g/tonne gold** **372.8 g/tonne silver**
Exploration budget 2003:	**$8 million**
Planned drilling 2003:	**26,000 metres**

**The Russian company that carried out the exploration work has categorized this as a C1/C2 reserve based on Russian standards.*

Bema is one of the first major Western investors in the Chukotka region; part of a government program to accelerate economic development.





MONUMENT BAY PROJECT



Drill results indicate Monument Bay has the potential to become a low cost mine.

MONUMENT BAY SNAPSHOT

Location:	**NE Manitoba, Canada**
High grade gold exploration	
Bema ownership:	**option to earn 70%**
Resource:	**300,000 oz. gold**
Average grade:	**18.5 grams/tonne gold**
Exploration budget 2003:	**CDN$5 million**
Planned drilling 2003:	**25,000 metres**

Bema has an option agreement with Wolfden Resources Inc. to earn up to 70% of the Monument Bay property located approximately 350 miles northeast of Winnipeg, Manitoba. The property is approximately 25 kilometres long by 2 to 4 kilometers wide and hosts high-grade gold mineralization within the Stull Lake greenstone belt similar to the Red Lake district in northern Ontario. Based on exploration work to date, Bema has identified a high grade resource of 300,000 ounces of gold with an average grade of 18.5 grams per tonne.

Bema is currently drilling at Monument Bay in effort to increase the existing resource. Upon completion of the drill program Bema will have earned its 70% interest in the property and will examine the possibility of commencing a scoping study. Bema believes that the Monument Bay property shows strong potential to become a low cost gold mine.

The Mineral Exploration Assistance Program will return 35% of money spent on exploration in northeastern Manitoba up to CDN$400,000 per year.



DIVISADERO PROJECT



The Divisadero Property has the potential to host high grade gold and silver veins.

Bema has an option agreement with Intrepid Minerals Corporation to earn up to a 75% interest the Divisadero property. Divisadero hosts the Carolina ore shoot, where mining prior to 1920, and again for a limited time in the late 1970's, focused on a bonanza vein approximately 100 meters long, averaging 8 meters wide, with reported grades of approximately 18 grams per tonne gold and 1080 grams per tonne silver. Based on historic data as well as recent surface mapping and sampling by Intrepid, Bema believes the Divisadero Property has the potential to host multiple high grade veins as well as a surface-mineable bulk tonnage stock-work zone. A 3500 metre drill program has commenced at Divisadero to further explore the Carolina ore shoot.

DIVISADERO SNAPSHOT

Location:	**El Salvador**
High grade gold and silver exploration	
Exploration budget 2003:	**$600,000**
Planned drilling 2003:	**3,500 metres**

This area of El Salvador features a prized mineral vein and a number of historical underground mines and prospects.



MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of the operating results and financial position of the Company for each of the years in the three-year period ended December 31, 2002 should be read in conjunction with the Consolidated Financial Statements and related Notes.

RESULTS OF OPERATIONS

The Company's net loss for the year ended December 31, 2002 was $3.1 million or $0.02 per share compared to a loss of $11.3 million or $0.07 per share in 2001 and a loss of $51.1 million or $0.36 per share in 2000. The main contributor to the improved performance in 2002 was the first complete year of production from the low cost Julietta Mine. In addition, part of the reduction to the loss in 2002 related to a $4.2 million one-time non-recurring gain from the arbitration award settlement with the Refugio Mine construction contractor. Excluding this gain, the Company's net loss would have been $7.3 million or $0.03 per share. Included in the 2001 loss was a write-down of $2.2 million for supplies inventory obsolescence at the Refugio Mine, which was placed on care and maintenance in June. The loss for 2000 consisted mainly of a $20 million write-down to the carrying value of the Refugio Mine due to the depressed gold price and investment losses of $9.3 million from the sale of Arizona Star Resource Corp. shares and $11.8 million from the sale of the Company's 45% interest in El Callao Mining Corp., as the Company sold some of its non-core assets in order to generate additional cash.

Gold revenue

Gold revenue in 2002 totalled $36.3 million on sales of 117,583 ounces at an average realized price of $308 per ounce, of which $33.4 million was contributed by the Julietta Mine from 107,602 ounces sold at an average price at $310 per ounce. Revenue and gold production in 2002 were the highest ever generated by the Company. Gold export from the Julietta Mine to Western buyers commenced in July 2002. Previously, gold was being sold to Russian banks and the Company was receiving a 90% prepayment. In 2002, with the planned shut down of the Refugio solution processing plant on June 3, the Refugio Mine contributed $2.9 million to revenue on sales of approximately 10,000 ounces of gold at an average price received of $292 per ounce for the five months ended May 31, 2002.

Gold revenue in 2001 totalled $21.2 million (2000 - $30.6 million) on sales of 71,523 ounces of gold (2000 – 86,822 ounces) as the Company's 50% share of the Refugio Mine contributed $20.3 million from 68,503 ounces of gold sold at an average price of $296 per ounce (2000 - $353 per ounce) whereas the Company's Julietta Mine, which commenced commercial production on December 1, 2001, contributed 3,020 ounces of gold sold at an average realized price of $312 per ounce. The 34% reduction in revenue from Refugio in 2001 compared to 2000 was due mainly to lower gold production resulting from the suspension of mining on May 31, 2001 and to a lower average realized gold price.

Netted against gold revenue in 2002 was a hedging loss of $305,000 whereas in 2001 and 2000, $2.1 million and $6.3 million, respectively, of hedging gains were included in gold revenue. In 2000, the Company also received additional proceeds of $1.7 million from the early termination of gold hedge contracts, of which $947,000 was netted against other operating expenses and the remaining amount of $748,000 was deferred and reflected in gold sales revenue in 2001.

Operating costs

In 2002, a year in which the Julietta Mine completed its first full year of commercial production, the Julietta Mine produced 108,844 ounces of gold at an operating cash cost of $119 per ounce and a total cash cost of $159 per ounce. Operating cash costs are calculated in accordance with the Gold Institute Production Cost Standard and include direct mining, smelting, refining and transportation costs, less silver by-product credits. Total cash costs, calculated in accordance with this standard, include operating cash costs, royalties and production taxes.

While 2002 was a successful year at the Julietta Mine, results were initially below expectations due to a prolonged ramp up to full production that lasted until April 2002. A variety of issues that were encountered during the ramp up period were resolved during the course of the year. Although the mill achieved budgeted throughput levels during some weeks of operation, the mill was unable to maintain these levels during the first few months of 2002. Processing problems were primarily related to the winter conditions, logistical supply issues and training of mill personnel. Logistical issues were resolved by increasing supplies inventory to an approximate six-month supply, which should be adequate to cover any foreseeable shipping delays. Further training of mill employees is ongoing and all systems and facilities that were identified as being problematic during the first winter of production have been upgraded during the summer construction season, which should minimize similar occurrences during the second winter at Julietta.

In 2001, the Julietta Mine produced 13,112 ounces of gold, of which 6,457 ounces were produced from December 1, 2001 onwards, being the start of commercial production, at an operating cash cost of $112 per ounce of gold and at a total cash cost of $142 per ounce. The Company treats silver produced at the Julietta Mine as a by-product of gold production and as such credits silver revenue against the operating costs of the Julietta Mine. Gold and silver revenue generated prior to commercial production were credited to pre-production costs and totalled $1.8 million and $254,000 respectively.

For the first five months of 2002, the Refugio Mine produced 16,950 ounces (the Company's share – 8,475 ounces) at an operating cost of $151 per ounce and a total cash cost of $158 per ounce. The Company's share of the Refugio Mine's gold production in 2001 was 66,973 ounces of gold produced at an operating cash cost of $228 per ounce compared to 84,916 ounces produced at an operating cash cost of $286 per ounce in 2000. Total cash cost, which includes royalties, was $234 per ounce in 2001 and $292 per ounce in 2000. Actual gold production at Refugio in 2001 exceeded expectations by 10% as the budget was for the mine to produce 122,000 ounces of gold (the Company's share – 61,000 ounces) at an operating cash cost of $243 per ounce.

Mining and crushing operations at the Refugio Mine were temporarily shut down in November 2000 due to a dispute with the mine's operator and the poor operating performance of the mine. However, mining and crushing operations recommenced on December 16, 2000 and continued until May 31, 2001. The budget for 2001 took advantage of the favourable ore leaching conditions that exist during the Chilean summer and reflected changes in throughput and costs based on repairs made to the crushing plant while mining was temporarily suspended. The decision to suspend mining and place the Refugio Mine on prolonged care and maintenance was due to the low gold price, the mine's poor performance in 2000 and the requirement for significant capital to build leach pads in the second quarter of 2001. In June 2001, the transformation from mining to residual leaching proceeded as planned and during the first five months of 2001, the mining and crushing operations met or exceeded all operational goals. This was a direct result of improvements made throughout the mining, crushing and material handling systems during 2000. With the installation of more powerful tertiary crushers, design crush size was consistently achieved for the first time in the project's history and resulted in gold recoveries from the heap that exceeded expectations. Improvements in the ore crush size and throughput was also a factor for the lower operating cash costs at Refugio in 2001.

Residual gold production from leaching of the heap pads continued from June 2001 through May 2002 and on June 3, 2002, the solution processing plant was shut down for the winter. Water inventories were reduced by evaporation, and water was stored on top of the heap as ice to minimize the amount of pumping required during the winter months. The plant recommenced operations on October 1, 2002, as scheduled and all revenue from gold recovered from this date onward have been and will continue to be credited to Refugio care and maintenance costs until mining recommences. Residual leaching continues and the ADR (adsorption, desorption, recovery) plant operations are scheduled to shut down at the end of May 2003 for the Chilean winter. Gold recovery operations are planned to recommence in October 2003 and continue through the end of the year.

Depreciation and depletion

Depreciation expense was significantly higher in 2002 than in 2001 as a result of a 60% increase in production in 2002 which was mainly the result of the Julietta Mine being in commercial production for a full year rather than for a month in 2001. In addition, the increase in depreciation expense can also be attributed to the higher depreciation and depletion cost of $108 per ounce at the Julietta Mine compared to the Refugio Mine's depreciation cost per ounce of $84. Depreciation of $84 per ounce produced in 2001 was almost entirely attributable to Refugio production and remained relatively unchanged from the $82 per ounce in 2000.

Insurance proceeds

In 2002, CMM received $55,000 in insurance proceeds relating to the last of the outstanding insurance claims that were previously filed with respect to the Refugio Mine. The Company's portion of insurance proceeds received by CMM in 2001 was $361,000 relating mainly to the final payment on the denial of access claim. During 2000, the Company's portion of insurance proceeds accrued or received by CMM totalled $3.5 million, of which $1.7 million was for the failure of the conveyor motors, $1.5 million for the fill collapse and $300,000 for the failure of the crusher motors. The insurance claims were filed in 1997 and 1998, except for the insurance claim relating to the collapse of the fine ore bin that was filed in 1999.

Write-down of inventory

During the third quarter of 2001, a provision for supplies inventory obsolescence in the amount of $2.2 million was charged to operations based on an assessment by the Refugio Mine operator of the supplies inventory's net realizable value at the time. This represented a write-down of approximately 70% of the original purchase price of the supplies inventory.

Other

In 2002, reclamation costs totalled $167,200, of which $124,800 related to the Julietta Mine and $42,400 to the Refugio Mine. The Company's share of the Refugio care and maintenance costs in 2002 during the shut-down of the processing plant totalled $334,000 (net of gold revenue from 4,180 ounces sold) consisting of costs to manage the water balance in the heap and ponds, closure of the ADR plant, relocation of the temporary camp facilities to the ADR plant area, site security and other fixed costs. Offsetting the reclamation and care and maintenance costs was a credit in the amount of $115,100 for the recovery of costs relating to a prior year's write-off of deferred duties on crushers. In 2001, leased mining equipment at the Refugio Mine was returned to vendors and the lease contracts terminated resulting in the elimination of any further financial obligations under these leases. Approximately $834,000 of costs relating to the early termination of lease contracts and $346,000 of reclamation costs was charged to operations during the year, offset by $335,000 in other income from gains on gold contracts which ceased to be eligible for hedge accounting. In 2000, the Company realized $947,000 from the early termination of gold hedge contracts, which was offset by $425,000 of Refugio Mine reclamation costs.

Arbitration settlement

In an attempt to resolve outstanding financial claims against the Refugio Mine construction contractor for numerous design and construction failures, on April 12, 1999, CMM initiated formal arbitration proceedings in Chile. CMM filed claims in excess of $103 million, while the construction contractor countered with its own claims of approximately $12 million. On May 15, 2002, binding arbitration ruled in favour of CMM on claims against the contractor for damages relating to the original construction of the Refugio Mine. The arbitrator concluded that the contractor was negligent in certain aspects of the construction of the mine facilities The net award to CMM approximated $21 million (Bema's share - $10.5 million). The Company's share of the award proceeds, net of the legal and arbitration costs of $1.8 million paid in prior years and deferred for accounting purposes, amounted to $8.7 million. Of the $8.7 million, $4.5 million related to repairs and maintenance and $4.2 million related to consequential damages (lost of profit), which amounts were credited against the carrying value of the Refugio Mine and to operating costs, respectively. On September 17, 2002, CMM received the full and final payment of the arbitration award.

Other expenses (Income)

General and administrative

The increase in general and administrative expenses in 2002 was due mainly to $305,000 incurred towards the proposed listing on the London Stock Exchange's Alternative Investment Market (AIM) which is expected to be completed in 2003 and for the payment of $128,000 of salaries previously foregone by management. Also affecting general and administrative expenses in 2002 were additional costs, specifically travel costs, incurred towards the pursuit of property acquisitions. In addition, in February 2002, the salaries of certain senior officers of the Company were reinstated to the pre-2001 level. The decrease in general and administrative expenses in 2001 was mainly due to senior management agreeing to a 10% to 15% salary reduction. In 2000, as part of the Company's on-going cost cutting measures, the Company relocated its head office premises to smaller premises.

Interest on long-term debt

Interest expense in 2002 was $4.1 million compared to $1.2 million in 2001 and $1.8 million in 2000. The significant increase in interest expense in 2002 is mainly the result of Julietta project loans interest in the amount of $3.5 million being entirely expensed in 2002 whereas in 2001, prior to commercial production, interest expense on the Julietta project loans was capitalized to mine development and pre-production costs. The decrease in interest expense in 2001 from 2000 is due primarily to the reduction in the average principal balance outstanding on the Refugio project loan. Included in the 2001 interest expense is $305,400 relating to the Julietta project loans.

Amortization of deferred financing costs

Amortization of deferred financing costs totalled $2.8 million (2001 - $2.2 million; 2000 - $1.5 million) in 2002, of which $1.7 million (2001 - $131,000) related to the Julietta project loans and $1.1 million (2001 - $2.1 million; 2000 - $1.5 million) related to the Refugio loan. The increase in the amortization expense in 2002 was mainly the result of a full year's amortization being expensed in 2002 whereas in 2001, approximately $1.3 million of deferred financing costs relating to the Julietta loans was amortized and capitalized (2000 - $420,000) to mine development and pre-production costs prior to the start of commercial production at the Julietta Mine. The increase in amortization expense in 2001 from 2000 was due to the acceleration of the scheduled Refugio loan repayments that were renegotiated in 2000.

General exploration

Although general exploration expense remained low in 2002, the Company acquired several exploration properties in Russia and in El Salvador in 2002, on which a significant amount of time and effort was spent. The costs associated with activity on these exploration properties were capitalized to property, plant and equipment. In 2001, as in the two years before that, general exploration expense remained at a reduced level as the Company significantly reduced its grass roots exploration effort as a result of the depressed metal markets.

Other

In 2002, the Company recorded a foreign exchange loss of $780,000 relating mainly to Cdn.$25 million received from the equity financing completed in May 2002 as the funds were used during a period in which the Canadian dollar weakened against the U.S. dollar. Also, in 2002, the Company booked a provision against a $475,000 receivable relating to the sale of Compania Minera Aldebaran. In addition in 2002, interest income in the amount of $392,000 was offset by $834,000 of financing costs, including political risk insurance, bank fees and outside consulting, provisions for doubtful accounts in the amount of $214,000 and stock option expense of $99,000. In 2001, the Company recorded a write-down of refundable Chilean value added tax of $490,000 based on its net realizable value, a foreign exchange loss of $168,000, a provision for doubtful accounts in the amount of $346,000 relating to notes receivable from affiliated companies and a provision for doubtful accounts in the amount of $300,000 relating to the sublease of previously occupied head office space. In 2000, interest income of $1.5 million was offset by charges of $849,000 relating to the write-down of refundable Chilean value added tax, $457,000 for a provision for doubtful accounts relating to notes receivable from affiliated companies, corporate fixed asset depreciation of $391,000, a loss on disposition of fixed assets of $215,000 and a foreign exchange loss of $107,000.

Equity in losses of associated companies

The Company's equity loss of associated companies in the amount of $424,000 in 2002 was due mainly to its share of a Cdn.$1.45 million write-off of several properties in Nevada by Victoria Resource Corporation whereas the equity losses in 2001 and 2000 were primarily attributable to the Company's share of general and administrative costs incurred by associated companies.

Investment gains (losses)

Effective August 22, 2002, pursuant to an Assignment agreement dated May 17, 2002, the Company assigned all of its rights to earn up to a 90% interest in the East Pansky platinum-palladium property ("East Pansky"), located in the Kola peninsula of Western Russia, to Consolidated Puma Minerals Corp. ("Puma"), an affiliate of the Company. In consideration, the Company received 4 million shares of Puma as reimbursement for $641,000 of the Company's expenditures related to the East Pansky property. In addition, the Assignment agreement provided for the settlement by Puma of $2,845,000 (Cdn.$4,433,000) of accumulated debt owed to the Company by the issuance to Bema of 13 million Puma common shares. The Company had previously set up bad debt provisions of $2.8 million against this debt in 1998 and 2000. In the second quarter of 2002, the bad debt provisions were reversed and a gain of $2.8 million was recognized in the quarter. However, upon further review of the transaction at the year-end, it was determined that a more appropriate accounting treatment was to reverse the $2.8 million gain and record a $1.1 million gain, representing the Company's share of the proceeds received by Puma from the issuance of Puma common shares to unrelated third parties. Upon completion of the transaction, the Company's ownership interest in Puma increased from 33% to 64%. Until August 22, 2002, the Company had accounted for its investment in Puma as an equity investment. Since that date, the results of Puma have been consolidated with those of the Company.

In addition, the Company recorded a gain of $901,700 as a result of a reversal of prior write-downs to the original carrying value of the Company's shares in International Minerals Corporation ("International Minerals"). In January 2002, Ecuadorian Minerals Corporation changed its name to International Minerals Corporation. In 2001, the Company realized a gain of $1.3 million from the sale of Crystallex International Inc. ("Crystallex") shares offsetting a loss of $747,000 incurred when the carrying value of the Company's shares in Ecuadorian Minerals Corporation were written down to their market value as at December 31, 2001. During 2000, the Company sold 10.5 million shares of Arizona Star for net proceeds of $5.7 million, which resulted in a loss on sale of $9.4 million. As a result of the disposition, the Company's ownership interest in Arizona Star was reduced from 32% to 5% and therefore, no longer accounted for its investment under the equity method.

Write-down of investments

During 2000, the Company wrote-down its investments in El Callao Mining Corp. ("El Callao") by $10.3 million to its net recoverable amount. Pursuant to a "lock-up" agreement dated September 12, 2000, the Company agreed to sell its 45% controlling interest in El Callao by tendering its 20.7 million El Callao shares to Crystallex in return for 1.38 million Crystallex shares valued at $1.2 million. In addition in 2000, due to the prolonged poor performance of the gold market which affected the Arizona Star share value, the Company wrote-down its investment in Arizona Star by $1.5 million to the estimated net realizable value of the shares.

Write-down of mineral properties

The Company performs evaluations to assess the carrying values of its mining asset and advanced stage development properties on an ongoing basis. Based on a long-term gold price assumption of $300 per ounce, the Company in 2000, wrote-down the carrying value of its Refugio Mine by $20 million to its estimated net recoverable value. In addition, in 2000, the Friday property located in the United States was written-off in the amount of $2.6 million.

Write-down of notes receivable

In 2000, the Company wrote-down its notes receivable from El Callao by $1.2 million, to a net recoverable amount established by the terms of an asset purchase agreement with Crystallex (see Investing activities section).

LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital at the year-end was $17.5 million (2001 - $556,000; 2000 - $7.4 million) which included $16.7 million (2001 - $4.1 million; 2000 - $3.2 million) in cash and cash equivalents. The year-end working capital was bolstered in December 2002 by the receipt of Cdn.$16 million (approximately $10 million) from a private placement financing. The decrease in working capital in 2001 was due mainly to the inclusion of $5.6 million in current liabilities relating to the first principal payment on the Julietta project loans payable in September 2002. Also affecting working capital in 2001 was the receipt of funds from the sale of assets, the proceeds of which were partially used to pay down the Refugio project loan. The increase to working capital in 2000 resulted from the Company's decision to dispose of its investment in and notes receivable from El Callao and to reduce its holdings in Arizona Star. This resulted in the classification of proceeds to be received from the sale of these assets from long-term to current.

Operating activities

The Company achieved its best ever operating performance in 2002 as cash from operations totalled $10.3 million, mainly due to the significant cash that was generated from the low cost Julietta Mine. The cash generated by Julietta was sufficient to cover not only the mine's own operating costs, but also the Company's general and administrative expense and interest on long-term debt. Also included in cash from operations in 2002 was $5 million from the arbitration settlement. In 2001, operations consumed cash of $138,000 as a result of lower production and a lower average realized price per ounce of gold sold from the Refugio Mine compared to 2000. Improved operating performance at the Refugio Mine, combined with the mine being placed on care and maintenance in June 2001, resulted in lower operating cash costs as gold recoveries continued throughout the latter half of the year from the leaching of ore previously placed on the pads. Cash from operations totalled $666,000 in 2000, a decrease of $2.6 million from the cash generated from operations in 1999, due mainly to the reduced gold price received.

Financing activities

During 2002, the Company completed two private placements at a price of Cdn.$1.50 and Cdn.$1.60 per unit for gross proceeds of Cdn.$25 million (May) and Cdn.$16 million (December), respectively. The proceeds from the May offering were used for drilling at the Julietta Mine, potential acquisitions in Russia and working capital purposes whereas all of the proceeds from the December offering were designated for general corporate and working capital purposes. In addition, the Company received $8.6 million from the exercise of warrants and options and also completed two brokered private placements of flow-through shares for gross proceeds of Cdn.$4.35 million; the latter being designated for use on exploration at the Company's Monument Bay property, located in Manitoba, Canada. Furthermore, during the year, the Company issued 24.2 million common shares on conversion of $16.3 million of convertible debt (see Note 10 to the Notes to the Consolidated Financial Statements). The shares issued upon the conversion of convertible debt did not result in any additional cash to the Company, but did reduce the related future interest expense that would have been required to service the debt. As at December 31, 2002, all convertible debt instruments had been converted and the debt repaid through the issuance of Bema common shares. In August 2002, the Company made the final $3.5 million payment on the Refugio project loan, employing some of the funds from the arbitration settlement and in September 2002, made the first scheduled payment of $5.6 million on the Julietta project loans. In December 2002, the Company repaid to Kinross an amount of $2 million relating to the principal portion of the Refugio joint venture partner loan plus accrued interest of $973,000, again employing funds received from the arbitration settlement.

In December 2001, the Company completed a private placement of 16,100,000 units at a price of Cdn.$0.50 per unit for gross proceeds of Cdn.$8.1 million. In addition in 2001, the Company drew-down the remaining $17.2 million of the $35 million Julietta project loans and $4 million of a $5 million convertible note overrun facility. The convertible note facility was made available for construction cost overrun protection and start-up working capital requirements at the Julietta project. During 2001, the Company repaid $8 million of the Refugio project loan and in the fourth quarter of 2001 renegotiated the repayment date of the remaining $4 million principal loan outstanding whereby $500,000 became due on March 31, 2002 and $3.5 million on June 30, 2002. Financing costs paid in 2001 totalling $1.8 million, consisted mainly of legal and bank fees relating to the Julietta project loans and the convertible note facility.

In 2000, Bema received net proceeds of $3 million from the issuance of the remaining 4,820,000 Special Warrants outstanding at the end of 1999. Also during 2000, Bema received gross proceeds of $4 million from a convertible loan facility, $3 million from a Bridge facility (repaid in Bema shares in 2001) and Cdn.$2 million from a non-revolving credit facility (repaid in Bema shares in 2001), the proceeds of which were used for working capital purposes and to commence full construction of the Julietta project prior to the Julietta loan project financing being secured.

In September 2000, the Company through its subsidiary, Omsukchansk Mining and Geological Company ("OMGC"), closed $35 million of project loans for the construction of the Julietta mine and commenced drawdown of the loans. The project loans consist of a $25 million loan ("Project Loan Facility") from HVB Group and Standard Bank London Limited (the "Underwriters"), plus a $10 million loan facility ("IFC Loan") from the International Finance Corporation ("IFC"). In conjunction with the Project Loan Facility, the Company is required to provide certain guarantees and enter into gold hedge and interest rate protection agreements (see Note 11 to the Notes to the Consolidated Financial Statements). As at December 31, 2000, OMGC had drawn down $12.6 million of the Project Loan Facility and $5.2 million of the IFC Loan. Financing costs paid in 2000 with respect to the Julietta project loan totalled $5.4 million, consisting of $2.6 million in legal fees, $1.2 million in bank fees, $930,000 in political risk insurance and a transaction fee of $700,000 payable to Endeavour Financial equal to 2% of the aggregate value of the Project Loan Facility and the IFC Loan. The transaction fee was paid in shares of Bema in January 2001.

The Company's cash outflows from financing activities in 2000 included the two scheduled Refugio loan principal repayments aggregating $6 million and also capital lease payments of $850,000 relating to the purchase of mobile equipment by CMM. Prior to the suspension of mining at the Refugio Mine on May 31, 2001, Bema agreed to accelerate the repayment schedule of the Barclays' loan facility. The Company agreed to amend the repayment schedule in exchange for the lender's agreement to amendments to certain covenants to the Refugio loan agreement. The new repayment schedule agreed with Barclays took into consideration the anticipated future cash inflows of Bema and required Bema to repay $8 million of the principal in 2001 and advance the date of the final payment of $4 million to March 31, 2002.

The Company is required by the lenders of the Julietta project loan facility to enter into gold hedge contracts for a three and one-half year period ending June 30, 2005 in order to cover the value of the mine's future operating and debt service costs. The Company has not entered into any new hedge contracts since 2000, although some of the forward contracts maturing in 2002 have been rolled forward to future periods. The Company also received retroactive waivers from its Julietta project lenders in order to avoid breaches at December 31, 2000 with respect to certain covenants under those lending agreements, related to hedging requirements. In addition, net worth threshold levels were retroactively amended. The lenders have in the past waived any additional requirements for hedging on each quarter end in 2001 and 2002. The Company has the ability to increase its gold and interest rate hedges in order to comply with the hedging covenant, however, management prefers to minimize its hedging so as not to limit the upside relating to any gold price appreciation. For 2003, the lenders have agreed to provide the Company with one week's notice if the lenders require additional hedges to be entered into, which will allow the Company sufficient time to comply with the requirement under the loan agreement.

Investing activities

During the first quarter of 2002, the Company paid approximately $2.4 million of Julietta Mine construction payables for work completed and costs accrued in 2001. In addition, the Company incurred $2.5 million of capital expenditures on the Julietta Mine, of which $1.3 million relates to the ongoing sustaining capital of the mine and $1.2 million relates to an exploration drill program conducted at the Julietta Mine beginning in May 2002. In 2002, Bema completed a 10,100-metre surface drill program at the Julietta Mine. The program was designed to test the V-1 vein at depth and convert some of the inferred resources from other veins to measured and indicated resources. In addition, drilling was carried out to further test the numerous resource veins that remain open along strike and to depth. Underground drilling and surface drilling is ongoing and will continue with a view to upgrading the resource and defining additional reserves and to further explore the veins.

Included under investing activities are $5.5 million of arbitration settlement proceeds from the claim against the Refugio Mine construction contractor that related to repairs and maintenance. The $5.5 million, net of deferred arbitration costs of $975,000, was credited to the carrying value of the Refugio Mine. During 2002, a phase 1 and 2 drill program with a budget of $4.5 million commenced at Refugio on the Verde and Pancho deposit, with the objective of converting resources to reserves and to determine the ultimate size of the Verde deposit which remains open at depth. As at December 31, 2002, $891,000 (Bema's share - $446,000) was incurred with respect to this drill program.

On October 29, 2002, Bema announced that it had entered into a letter of intent representing an agreement in principle to acquire up to a 75% interest in the high grade Kupol property in northeast Russia (see Note 6 to the Notes to the Consolidated Financial Statements).

On December 5, 2002, pursuant to a Definitive Agreement signed between the Company and the Government of Chukotka, an autonomous region in Russia, the Company made an $8 million option payment and is also required to incur a minimum of $5 million in exploration expenditures over the next 12 months to earn an initial 20% interest in the property. The Kupol project is located approximately 940 kilometres northeast of the Julietta Mine and 200 kilometres east of the city of Bilibino. Bema plans on spending up to $8 million on exploration in 2003, which includes 26,200 metres of drilling and extensive trenching scheduled to commence in May 2003. Management believes that the Kupol property has the potential to host a multi-million ounce high grade gold and silver deposit that could be exploited by both open pit and underground mining.

Also included under acquisition, exploration and development in 2002, were $1.5 million spent on flow-through expenditures on the Monument Bay property in Canada and $618,000 incurred on the East Pansky property from August 2002 onwards, the date in which Bema acquired a controlling interest in Puma. The Company's technical team believes that the East Pansky property has the potential to host a reef style platinum – palladium deposit similar to those found in South Africa, Finland and Montana. The infrastructure at East Pansky is considered excellent. A 5,100 metre diamond drill program was carried out in 2002 to evaluate the mineralization at the Churazorski zone located at the far-eastern end of the property.

In 2001, the Company spent approximately $20.1 million on Julietta Mine construction, mainly on the mill facilities and also for underground mine development and tailings pond construction. During the construction / pre-production phase of the mine, approximately $3 million relating to interest expense was capitalized and $2.1 million of gold and silver sales revenue was credited to mine development costs. In an effort to achieve an early start to ore processing, a concerted effort was made to accelerate the mill and surface facilities construction during 2001 and as a result in early September, ore processing commenced at the Julietta Mine, two months ahead of schedule. On December 1, 2001, the Julietta Mine achieved commercial production after having met certain operational criteria for the preceding 30-day period. Commercial production was deemed to have commenced when the mine's mill facility had processed ore for a 30 day period at a minimum of 75% of designed capacity and recoveries were within 75% of projections.

At the 2001 year-end, the Company included in its accounts $3 million (Cdn.$4.8 million) for performance fees payable to Orocon as certain agreed upon target costs and dates were met by Orocon in completing the Julietta Mine construction. To satisfy the obligation, the Company issued to Orocon a Cdn.$4.8 million convertible promissory note that was repayable in cash or shares, at the option of the Company (see Note 9 to the Notes to the Consolidated Financial Statements).

Included under acquisition, exploration and development in 2001 are $323,000 of expenditures incurred with respect to the Quebrada property, $96,000 spent on the Yarnell property and $517,000 expended towards the potential acquisition of new properties in Russia.

The Company in 2001 advanced $283,000 (2000 - $2.1 million) to affiliated companies in return for promissory notes. Of the $2.1 million advanced in 2000, $2 million was advanced to El Callao, an affiliate in which the Company sold its 45% interest in late 2000. As a result of this sale, the Company's funding of its affiliated companies was substantially reduced in 2001.

During 2001, essentially all of the Crystallex shares received by the Company as partial consideration for the sale of its 45% interest in El Callao were sold for proceeds of $3.8 million.

Pursuant to an asset purchase agreement dated September 12, 2000, $14.8 million of debt owed to the Company by El Callao and a royalty payable by El Callao to the Company, equal to 2% of the cash flow from the Lo Increible gold property in Venezuela, was purchased by Crystallex for $7.6 million and a 1% net smelter return royalty. On September 13, 2000, the Company received $3 million of the $7.6 million, with the remaining $4.6 million of the purchase price to be paid in two installments. The first payment of $2.3 million was paid in March 2001 ($1 million paid in cash and $1.3 million in shares) and the second payment of $2.3 million was paid in September 2001. The 1% net smelter return royalty is payable to the Company from Crystallex's share of gold production after 300,000 ounces of gold (approximately 41,000 ounces recovered by Crystallex as at September 30, 2002) have been produced from the Lo Increible property and provided that the quarterly average gold price is greater than $300 per ounce of gold. The 1% net smelter return royalty is carried at a value of $6 million and is included in other assets.

In 2000, the Company's portion of Refugio capital expenditures totalled $4.5 million, of which $1.1 million related to the final payment on the new tertiary crushers that were purchased in 1999 and $2.1 million was incurred with respect to the expansion of the heap leach pads. The remainder of the expenditures related mainly to improvements made to the crushing plant.

During 2000, the Company expended approximately $22.8 million on the construction and development of the Julietta Mine, of which $4.1 million was paid to the mine contractor in shares of Bema. Mine construction began in earnest in the third quarter of 2000 with the erection of the mill building and the new camp facility. In addition, further improvements to the access road were completed in 2000. At December 31, 2000, capital commitments outstanding with respect to the Julietta project totalled approximately $17.6 million. Under acquisition, exploration and development expenditures are $648,000 incurred on the Quebrada property and Santiago office expenditures, $117,000 on the Yarnell property which was a significant decrease from the previous year due to reduced permitting activity in 2000 and $290,000 relating to exploration properties in Nevada.

In 2000, in order to fund a portion of the Company's cash requirements, 10.5 million shares of Arizona Star were sold at an average price of Cdn.$0.82 per share for gross proceeds of $5.7 million.

Plan of Arrangement with EAGC Ventures Corp.

The Company and EAGC Ventures Corp. ("EAGC"), a TSX Venture Exchange listed company, entered into an arrangement agreement dated November 1, 2002 (the "Arrangement Agreement") pursuant to which the Company agreed to acquire from the shareholders of EAGC all of the issued and outstanding common shares of EAGC on the basis of one common share of Bema for each common share of EAGC pursuant to a statutory plan of arrangement (the "Arrangement"). In addition, the Company agreed to issue to the holders of convertible securities of EAGC one common share of Bema in lieu of each common share of EAGC the holders would have received upon exercise of their convertible securities. Upon completion of the Arrangement EAGC will become a wholly owned subsidiary of the Company.

On October 24, 2002, EAGC, through a wholly-owned subsidiary, acquired from Petra Mining Limited ("Petmin"), a South African gold mining company, all of the issued and outstanding shares of Petmin's wholly owned subsidiary, Petrex (Proprietary) Limited ("Petrex"), for aggregate consideration of $66.7 million. Petrex is a private South African holding company that owns all of the issued and outstanding shares of three active subsidiaries involved in the mining and extraction of gold on the East Rand Basin in Gauteng Province, South Africa. In order to complete the $66.7 million acquisition of Petrex, EAGC arranged a $35 million loan facility and a working capital facility equal to the Rand equivalent of $5 million from Standard Bank London Limited ("SBL"). Concurrent with the closing of the Petrex acquisition, EAGC closed the sale of 47,023,500 special warrants at a price of Cdn.$1.40 per special warrant for gross proceeds of approximately $42 million. Each special warrant is exercisable into one common share of EAGC and one-half share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of EAGC at a price of Cdn.$1.90 for a period of five years. Under the terms of the Arrangement Agreement, Bema acquired 11.2 million of the EAGC special warrants at a cost of $10 million. The Company also incurred $563,000 of costs relating to the arrangement transaction which at December 31, 2002 was included as part of the cost of the investment in EAGC.

Subsequently, on February 4, 2003, Bema reached an agreement with certain agents to arrange the private sale of the Company's 11.2 million EAGC special warrants at a price of Cdn.$2.40 per special warrant for gross proceeds of Cdn.$26.8 million.

Risk and Uncertainties

Gold price

Bema's earnings and cash flows from operations are dependent to a large extent on the price of gold as its revenues are derived primarily from gold mining. The spot price of gold is affected by many factors beyond the Company's control, including demand for gold bullion, central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, changes in political and economic conditions, and the level of global gold production. In order to manage its exposure to fluctuations in the gold and silver price and mainly to satisfy project loan requirements, the Company periodically uses derivative financial instruments including forward contracts and options to mitigate the effect on the Company's operating results. For 2003, approximately 91% of Bema's projected production is protected against a decrease in the gold price through the use of put options and forward contracts. Put options offer downside protection while allowing the Company to participate in any gold price appreciation. Forward contracts are based on a fixed gold price and cap the price that will be received for ounces sold forward. In 2003, approximately 57% of Bema's projected gold production is leveraged to an increase in the gold price of up to $350 per ounce and 43% is leveraged to an increase in the gold price above $400 per ounce. Future maximum committed gold ounces total approximately 21% of Bema's gold reserves at the Julietta, Petrex and Refugio mines and approximately 5% of Bema's total gold resources at December 31, 2002. Gold resources include the reserves and resources from the three mines as well as the Company's share of the resources from the Cerro Casale and Pancho deposits.

Interest rate risks

The Company has entered into project loan agreements with respect to its Julietta Mine and Petrex Mines, that have a variable rate component that is based on the London Inter Bank Offered Rate ("LIBOR") plus a fixed rate component. In order to mitigate the effect of a significant change in the LIBOR, the Company has entered into certain interest rate protection contracts for a portion of the principal amount outstanding.

Estimates of Reserves, Mineral Deposits and Production Costs

Mineral reserve and mineral resource estimates, although carefully prepared by Bema or in some instances prepared, reviewed or verified by independent mining experts, are estimates only and no assurance can be given that any particular level of recovery of gold from ore reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral resources and production costs can also be affected by such factors as environmental permitting, regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects. Ore reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Foreign Countries and Laws and Regulations

Bema's most important assets are located in Russia, Chile and South Africa. Mineral exploration and mining activities may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of Bema and may adversely affect its business. The Company's acquisition of the Petrex Mines in 2003 has provided the Company with increased geographical diversification of its mining operations.

The business of gold mining involves many operational risks and hazards. Operations may be affected in varying degrees by government regulations with respect to restrictions on various areas, including production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Through high operational standards, emphasis on training and continuous improvements, Bema has worked to reduce the mining risks at its mining operations.

Russian corporate law is not extensively developed and is still very much evolving from the former Soviet times. There are corporate law requirements of a technical nature that are not complied with by significant numbers of Russian corporations, which rarely result in action being taken by the authorities. There is a risk, however, of arbitrary action being taken against any of such Russian corporations, including OMGC, due to these technical irregularities, and the result of such action could be materially adverse to OMGC and the Company.

Title matters

Only a small number of the mining claims in which Bema has an interest are held under governmental lease or patent. Accordingly, other parties may dispute Bema's title to its mining and other interests.

While Bema has diligently investigated title to all mineral claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title. The properties may be subject to prior agreements or transfers or native land claims and title may be affected by undetected defects. If a title defect does exist, it is possible that Bema and / or its subsidiaries may lose all or part of its interest in properties to which the title defect relates.

The Julietta license confers upon OMGC the right to explore, develop and mine the Julietta deposit and the Julietta license area. As with many Russian mineral properties affected by the transitory nature of the legal system, there are certain issues relating to the Julietta project which may adversely affect OMGC's interest. OMGC has taken and will continue to take all appropriate steps to protect its interest. Based on the documented support of all levels of the Russian government, including the extension of time for the fulfilment of certain obligations of the Julietta project, management believes that it is unlikely that OMGC's interest in the project will be negatively impacted.

Exploration and Development

The costs and results of its exploration and development programs affect Bema's profitability. As mines have limited lives based on proven and probable mineral reserves, Bema actively seeks to replace and expand its mineral reserves, primarily through exploration and development of its existing properties, but also through additional drilling at its Julietta Mine, Refugio Mine and Petrex Mines. Although Bema has been successful in the past in expanding its mineral reserves, there can be no assurance that the Company will be successful in the future.

Environmental

The current or future operations of Bema, including development activities, commencement of production on its properties, potential mining and processing operations and exploration activities require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. While the Company has budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, there can be no assurance that these laws will not change in the future in a manner that could have an adverse effect on the Company's financial condition, liquidity or results of operations. To the best of Bema's knowledge, Bema is operating in compliance with all applicable environmental regulations.

Foreign currency exchange

Bema maintains its accounts in U.S. dollars. Bema's operations in Russia, Chile and South Africa and, to a certain extent, its head office in Vancouver make it subject to foreign currency fluctuations and such fluctuations may materially affect Bema's financial position and results. The Company's operating results and cash flows are affected to a varying degree by changes in the U.S.$ / Canadian dollar exchange rate, the U.S.$ / Russian rouble exchange rate, the U.S.$ / Chilean peso exchange rate and in 2003, the U.S.$ / South African rand exchange rate.

The Company keeps a substantial amount of its cash in Canadian dollars as most, if not all, of the proceeds from equity financing undertaken by Bema are denominated in Canadian dollars. The Company purchases U.S. dollars only as the need arises in order to fund its exploration and development projects. Corporate expenditures are incurred mainly in Canadian dollars. In Russia, the currency risk is mitigated in that all of the revenue from the Julietta Mine, the majority of the operating and capital expenditures and the Julietta project loans are denominated in U.S. dollars. In South Africa, as the majority of the Petrex Mines' operating and capital expenditures are rand denominated, the Company has entered into rand denominated gold hedge contracts; hedging that is required under the Petrex project loan agreement. However, as the Company reports in U.S. dollars, any appreciation or devaluation in the South African currency vis-à-vis the U.S. dollar would have a corresponding increase or decrease in reported revenue and costs.

OUTLOOK

Based on the results from 2002, Bema is uniquely positioned for organic growth in 2003 and beyond, through increased gold production and exploration. Over the last decade, Bema has demonstrated an exceptional exploration track record and the ability to develop its assets to production. The Company has recently more than doubled its projected production for 2003 and discussions are currently underway with the joint venture partner to recommence production at Refugio in 2004. In 2003, the Company will be actively exploring six projects with over 145,000 metres of drilling planned. The Company is in a strong cash position, as the Company has as of the end of February 2003 approximately $30 million with the completion of the EAGC special warrant sale. The Company also enjoys exceptional leverage to increasing gold prices as well as excellent stock market liquidity.

In 2003, annual production is projected to increase from 116,000 ounces to 270,000 ounces of gold as a result of the Company's acquisition of the Petrex gold mining operations in South Africa. The Julietta Mine in 2003 is projected to produce 116,000 ounces of gold at an operating cost of $110 per ounce and a total cash cost of $155 per ounce. Following a six month ramp up, which is underway at the mill, the Petrex Mines are projected to produce 155,000 ounces of gold at a total cash cost of approximately $250 per ounce from February 14, 2003 onwards, being the completion date of the Arrangement with EAGC. When the ramp up is complete, the 10-year mine plan at Petrex is projecting approximately 200,000 ounces of gold production annually at a total cash cost of approximately $230 per ounce based on current U.S. dollar / South African rand exchange rates. The projected cash cost per ounce was determined based on an assumed exchange rate of 10 South African rands equal to one U.S. dollar, any appreciation or devaluation in the rand against the U.S. dollar would result in a corresponding increase or decrease in the reported cash cost per ounce for the Petrex Mines.

At the 50% owned Refugio Mine in Chile, based on excellent results from the current drill program at the Refugio Mine, the joint venture partners are discussing recommencing production in 2004 which would increase Bema's projected annual production to approximately 400,000 ounces of gold. With the recent increase in the gold price, Bema and Kinross are currently reviewing the economic feasibility of recommencing mining at the Refugio Mine. As part of this review, a $4.5 million program consisting of exploration drilling, development drilling and metallurgical testing is currently in progress. The goal of this program is to increase the mineable reserves which will increase the mine life, and therefore improve project economics. Drilling and metallurgical test work began in the fourth quarter of 2002 and has continued in the first quarter of 2003. Included in the cost of this program is a bankable feasibility study targeted to be completed in the third quarter of 2003.

As the first of a regular annual review of reserves at the Julietta Mine, an updated reserve estimate for the Julietta Mine was completed internally by Bema at the end of April 2002. The updated reserve estimate was a recalculation of the mineable reserve from the feasibility study, based on vein grades and widths obtained from detailed sampling and development drifting for the mine. The updated reserve indicated that the Company was able to replace a substantial portion of the approximately 65,000 tonnes of ore mined to March 2002. Based on an extensive drill program conducted by the Company beginning in May 2002, the Company believes that it has replaced ore mined in 2002. A new resource and reserve study is currently being prepared and the results will be released when the study is completed.

Bema has planned exploration programs on six projects during 2003, including over 145,000 metres of drilling. Bema will be drilling targets at the Julietta Mine, the Petrex Mines and at the Refugio Mine as well as at the Divisadero property in El Salvador, the Monument Bay property in Manitoba, Canada and the Kupol gold and silver property, located in north-eastern Russia.

With respect to the Cerro Casale project, a joint venture between Bema (24%), Arizona Star Resource Corp. (25%) and Placer Dome Inc. (51%), Placer had previously completed a bankable feasibility study and secured the water rights for the project and in 2002 received approval from the Chilean regulatory authorities for the Cerro Casale Environmental Impact Study. Cerro Casale is one of the largest undeveloped gold and copper projects in the world and contains mineable proven and probable reserves of 23 million ounces of gold and 6 billion pounds of copper. Upon making a positive production decision, Placer must arrange and guarantee up to $1.3 billion of project financing and commence construction of the mine in order to retain their 51% interest. The joint venture partners plan on meeting in the near term to review the technical parameters and financability of the Cerro Casale project.

This management's discussion and analysis includes forward looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties, including but not limited to those specifically discussed herein. Actual results in each case could differ materially from those currently anticipated in such statements.

MANAGEMENT'S RESPONSIBILTY FOR FINANCIAL REPORTING

The consolidated financial statements of Bema Gold Corporation and the information contained in the annual report have been prepared by and are the responsibility of the management of the Company. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and reconciled to United States GAAP as set out in note 18 and, where appropriate, reflect management's best estimates and judgements based on currently available information.

The Audit Committee of the Board of Directors, consisting of three members, meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company's independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conduct an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements.

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Company's assets are safeguarded, transactions are authorized and financial information is accurate and reliable.





President and Chief Executive Officer

Vice-President, Finance

March 7, 2003

AUDITORS' REPORT

To the Shareholders of Bema Gold Corporation

We have audited the consolidated balance sheets of Bema Gold Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2002, in accordance with Canadian generally accepted accounting principles.



Chartered Accountants
Vancouver, Canada
March 7, 2003

CONSOLIDATED BALANCE SHEETS

as at December 31
(in thousands of United States dollars)

	2002	2001
ASSETS		
Current		
Cash and cash equivalents	**$ 16,658**	$ 4,133
Accounts receivable	**2,278**	2,529
Marketable securities *(Note 12)*	**3,272**	2,352
Inventories *(Note 2)*	**9,519**	6,405
Other	**892**	147
	32,619	15,566
Investments *(Note 5)*	**12,664**	2,525
Property, plant and equipment *(Note 6)*	**146,711**	149,160
Other assets *(Note 7)*	**11,787**	15,341
	$ 203,781	$ 182,592
LIABILITIES		
Current		
Accounts payable	**$ 3,979**	$ 5,426
Current portion of long-term debt *(Note 8)*	**11,167**	9,584
	15,146	15,010
Deferred derivative revenue and liability *(Note 11)*	**1,045**	103
Long-term debt *(Note 8)*	**18,250**	33,910
Other liabilities	**3,511**	3,937
Non-controlling interest	**892**	–
	38,844	52,960
SHAREHOLDERS' EQUITY		
Capital stock *(Note 10)*		
Authorized		
Unlimited number of common shares with no par value		
Issued		
255,997,194 common shares (2001 – 184,838,770)	**317,494**	265,080
Equity portion of convertible debt *(Note 9)*	**–**	13,697
Deficit	**(152,557)**	(149,145)
	164,937	129,632
	$ 203,781	$ 182,592

Commitments *(Notes 6 and 11)*
Subsequent events *(Note 3)*

See accompanying notes to consolidated financial statements.

Approved by the Board


Director


Director

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31
(in thousands of United States dollars, except shares and per share amounts)

	2002	2001	2000
Gold revenue	$ 36,286	$ 21,209	$ 30,630
Expenses (Income)			
Operating costs	18,519	16,639	25,849
Depreciation and depletion	12,352	5,745	6,940
Insurance proceeds	(28)	(361)	(3,507)
Write-down of inventory	–	2,248	–
Other	386	845	(522)
	31,229	25,116	28,760
Arbitration settlement *(Note 6)*	(4,169)	–	–
	27,060	25,116	28,760
Operating earnings (loss)	9,226	(3,907)	1,870
Other expenses (Income)			
General and administrative	3,821	2,844	3,051
Interest on long-term debt	4,089	1,200	1,799
Amortization of deferred financing costs	2,836	2,231	1,512
General exploration	284	304	442
Other	2,292	1,277	509
	13,322	7,856	7,313
Loss before the undernoted items	4,096	11,763	5,443
Equity in losses of associated companies	424	129	779
Investment (gains) losses *(Notes 5 and 12)*	(1,957)	(554)	9,331
Write-down of investments *(Notes 4 and 5)*	–	–	11,773
Write-down of mineral properties *(Note 6)*	–	–	22,565
Write-down of notes receivable *(Note 4)*	–	–	1,248
Loss before income taxes	2,563	11,338	51,139
Current income taxes	561	–	–
Loss for the year	$ 3,124	$ 11,338	$ 51,139
Net loss per common share – basic and diluted	$ 0.02	$ 0.07	$ 0.36
Weighted average number of common shares outstanding (in thousands)	220,384	166,750	142,836

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF DEFICIT

for the years ended December 31
(in thousands of United States dollars)

	2002	2001	2000
Deficit, beginning of year	**$ 149,145**	$ 137,188	$ 85,041
Loss for the year	**3,124**	11,338	51,139
Charges related to convertible debt *(Note 9)*	**288**	619	1,008
Deficit, end of year	**$ 152,557**	$ 149,145	$ 137,188

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31
(in thousands of United States dollars)

	2002	2001	2000
Operating activities			
Loss for the year	$ (3,124)	$ (11,338)	$ (51,139)
Non-cash charges (credits)			
Depreciation and depletion	12,352	5,810	7,331
Amortization of deferred financing costs	2,836	2,231	1,512
Equity in losses of associated companies	424	100	928
Derivative instruments	942	(1,696)	(1,469)
Investment losses (gains)	(1,957)	(554)	9,331
Write-down of investments	–	–	11,773
Write-down of mineral properties	–	–	22,565
Write-down of inventory	–	2,248	–
Write-down of notes receivable	–	–	1,248
Other	1,616	673	676
Changes in non-cash working capital *(Note 16)*	(2,760)	2,388	(2,090)
	10,329	(138)	666
Financing activities			
Common shares issued, net of issue costs *(Note 10)*	35,872	4,609	–
Subsidiary shares issued *(Note 5)*	1,540	–	–
Special warrants issued, net of issue costs *(Note 10)*	–	–	2,953
Convertible loan, net proceeds *(Note 9)*	–	–	7,593
Julietta project loans and overrun facility	–	21,200	17,800
Julietta project loan repayments	(5,583)	–	–
Refugio loan repayments	(4,000)	(8,000)	(6,000)
Refugio joint venture partner loan repayment	(2,000)	–	–
Deferred financing costs	–	(1,840)	(4,758)
Capital lease repayments	–	(438)	(850)
Other	(1,345)	135	–
	24,484	15,666	16,738
Investing activities			
Arbitration settlement *(Note 6)*	5,512	–	–
Refugio Mine	(446)	(111)	(4,544)
Julietta development and construction	(2,435)	(20,064)	(18,706)
Julietta Mine	(2,519)	–	–
Acquisition, exploration and development	(10,829)	(1,082)	(1,136)
Promissory notes issued by associated companies, net	(113)	(283)	(2,120)
Purchase of marketable securities	(1,039)	–	–
Proceeds on sale of investments and marketable securities	1,048	3,751	5,892
Investment in EAGC Ventures Corp. *(Notes 3 and 5)*	(10,563)	–	–
Proceeds from the sale of notes receivable	–	3,300	3,000
Acquisition of Consolidated Puma Minerals Corp. *(Note 5)*	(671)	–	–
Restricted cash	–	–	484
Other	(137)	(132)	(453)
	(22,192)	(14,621)	(17,583)
Effect of exchange rate changes on cash and cash equivalents	(96)	1	4
Increase (decrease) in cash and cash equivalents	12,525	908	(175)
Cash and cash equivalents, beginning of year	4,133	3,225	3,400
Cash and cash equivalents, end of year	$ 16,658	$ 4,133	$ 3,225
Supplementary cashflow information *(Note 16)*			

See accompanying notes to consolidated financial statements.

December 31, 2002, 2001 and 2000
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Bema Gold Corporation ("Bema"), its subsidiary companies and joint ventures (collectively "the Company") are engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Gold, the primary product, is produced in Russia and Chile with exploration activities in Canada, Chile, Russia and the United States.

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. As described in Note 18, these principles differ in certain material respects from accounting principles generally accepted in the United States.

The United States dollar is the principal currency of the Company's business; accordingly, these consolidated financial statements are expressed in United States dollars.

Use of estimates

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

These consolidated financial statements include the accounts of Bema and its subsidiaries and a proportionate share of the assets, liabilities, revenues and expenses of incorporated joint ventures in which the Company has an interest. Joint ventures of the Company include: Compania Minera Maricunga ("CMM"), Compania Minera Casale ("CMC") and Compania Minera San Damian ("San Damian"). Intercompany balances and transactions are eliminated on consolidation.

Cash and cash equivalents

Cash and cash equivalents include all highly liquid money market instruments which have a term to maturity of three months or less at the acquisition date.

Marketable securities

Marketable securities are carried at the lower of cost or quoted market value.

Inventories

Gold inventories are valued at the lower of average production cost or net realizable value. In-process inventories are valued at the lower of moving average cost or net realizable value. Materials and supplies inventories are valued at the lower of average cost or current replacement cost.

Investments

Investments in companies over which the Company can exercise significant influence are accounted for using the equity method. The excess of the cost of these investments over the related underlying equity in the net assets of the investee companies at the time of purchase relates to specific mineral exploration properties. Other long-term investments are carried at the lower of cost or estimated net realizable value.

Property, plant and equipment

Mine property, plant and equipment are recorded at cost. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized. Mine property, plant and machinery are amortized over the life of the mine by the unit-of-production method based on proven and probable reserves and mineralization expected to be classified as reserves. Mining equipment is depreciated on a straight-line basis, net of residual value, over the estimated useful life of the asset. Prior to commercial production, pre-production expenditures and start-up costs, net of revenue, are capitalized to plant and equipment.

Commercial production is deemed to have commenced on the first day of a calendar month following a 30 day period where the mine's mill facility has processed ore at a minimum of 75% of designed capacity and recoveries are within 75% of projections.

The cost of mineral properties includes direct exploration and development costs including administrative expenses and certain deferred costs that can be directly related to specific projects. Interest and financing costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine.

Some of the Company's properties are in the exploration and development stage and have not yet attained commercial production. The ultimate realization of the carrying value of properties in the exploration and development stage is dependent upon the successful development or sale of these properties.

Exploration and associated costs relating to non-specific projects / properties are expensed in the period incurred. Significant property acquisition, exploration and development costs relating to specific properties for which economically recoverable reserves are believed to exist are deferred until the project to which they relate is sold, abandoned or placed into production. Costs related to properties abandoned are written-off when it is determined that the property has no continuing value.

Property evaluations

The Company reviews and evaluates the recoverability of property, plant and equipment on a periodic basis. Estimated future net cash flows, on an undiscounted basis, from each mine and development property are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves and mineralization expected to be classified as reserves); estimated future gold realization (considering historical and current prices, price trends and related factors); and operating capital and reclamation costs. Reductions in the carrying value of property, plant and equipment, with a corresponding charge to earnings, are recorded to the extent that the estimated future net cash flows are less than the carrying value.

Estimates of future cash flows are subject to risks and uncertainties. It is reasonably possible that changes could occur which may affect the recoverability of property, plant and equipment.

Revenue recognition

Revenue is recorded at the estimated net realizable value when title has passed. Adjustments to these amounts are made after final prices, weights and assays are established. Silver revenues are recorded as a cost recovery. The Company may fix the price it will receive for part or all of its production by entering into forward or option contracts.

Commodity instruments

The Company uses derivative financial instruments including forward and option contracts as required under project loan documents to manage its exposure to fluctuations in the market price of gold. These instruments are intended to reduce or eliminate the risk of falling prices on the Company's future gold production. Gains and losses on forward and option contracts are recognized in gold sales revenue when the related designated production is sold. Option premiums paid or received are deferred and recognized in gold sales revenue when the designated production relating to the hedging transaction occurs.

The Company formally documents all relationships between hedging instruments and hedged items. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Company also enters into interest rate swaps as required under project loan documents in order to reduce the impact of fluctuating interest rates on its long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Company designates its interest rate hedge agreements as cash-flow hedges of the underlying debt. Interest expense on the debt is adjusted to include the payments made or received under the interest rate swaps.

Realized and unrealized gains or losses associated with derivative instruments which have been terminated or cease to be effective prior to maturity, are deferred and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

Deferred financing costs

Financing costs incurred on issuance of debt are deferred and charged against earnings over the term of the indebtedness except for those amounts capitalized to mineral properties.

Reclamation costs

A provision for estimated future reclamation and mine closure costs is provided for over the life of the operation. Costs related to ongoing operations are expensed when incurred.

Foreign currency translation

The accounts of subsidiaries and associated companies, not reporting in U.S. dollars, which are all integrated operations, are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings except for depletion and amortization of plant, property and equipment which are translated at the same rates as the assets to which they relate. Exchange gains and losses are included in income for the year.

Convertible debt instruments

The equity and financial liability components of convertible debt instruments are presented separately in accordance with their substance. The financial liability component is accreted by way of a charge to earnings and interest payments are applied against the accrued financial liability. Accretion of the equity component is recorded as a direct charge to deficit. Financing costs related to and offset against the equity component of convertible debt are amortized as a charge to deficit over the term of the related instrument. Interest, payable in shares, is charged directly to deficit. The principal amount of convertible debt instruments is shown net of financing charges.

Future income taxes

The Company uses the asset and liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. The amount of future tax assets recognized is limited to the amount that is more likely than not to be realized.

Stock option plan

Effective January 1, 2002, the Company adopted a new accounting standard for stock based compensation. The Company follows the intrinsic value method of accounting for the granting of stock options. Under this method, no compensation expense is recognized if the exercise price of the stock options that are granted to employees and directors is set at market value on the date of the grant. Entities that do not apply the fair value based method of accounting are required to disclose for each period for which an income statement is provided, the pro forma net income and basic and diluted net income per share as if the fair value based accounting method had been used to account for stock-based compensation. The granting of stock options to non-employees and direct awards of stock to employees and non-employees must be accounted for using the fair value method of accounting. Consideration paid for shares on exercise of the share options is credited to capital stock.

Loss per share

Loss per common share is calculated using the weighted average number of common shares outstanding during each year. Diluted loss per common share is calculated using the treasury stock method which assumes that stock options are only exercised when the exercise price is below the average market price during the period, and that the Company will use these proceeds to purchase its common shares at their average market price during the period.

2. INVENTORIES

	2002	2001
Gold and silver bullion	**$ 1,795**	$ 1,095
Stock-pile inventory	**773**	1,185
In-process inventories	**815**	1,479
Materials and supplies	**6,136**	2,646
	$ 9,519	$ 6,405

During 2001, based on an assessment by the Refugio Mine operator, a provision for obsolescence with respect to the supplies inventory was charged to operations, of which the Company's share was $2.2 million.

3. PLAN OF ARRANGEMENT WITH EAGC VENTURES CORP.

The Company and EAGC Ventures Corp. ("EAGC"), a TSX Venture Exchange listed company, entered into an arrangement agreement dated November 1, 2002 (the "Arrangement Agreement") pursuant to which the Company agreed to acquire from the shareholders of EAGC all of the issued and outstanding common shares of EAGC on the basis of one common share of Bema for each common share of EAGC pursuant to a statutory plan of arrangement (the "Arrangement"). In addition, the Company agreed to issue to the holders of convertible securities of EAGC one common share of Bema in lieu of each common share of EAGC such holder would have received upon exercise of their convertible securities. Upon completion of the Arrangement EAGC will become a wholly-owned subsidiary of the Company. This transaction will be accounted for using the purchase method.

On October 24, 2002, EAGC, through a wholly-owned subsidiary, acquired from Petra Mining Limited ("Petmin"), a South African gold mining company the shares of which are listed on the JSE Securities Exchange of South Africa, all of the issued and outstanding shares of Petmin's wholly owned subsidiary, Petrex (Proprietary) Limited ("Petrex"), for aggregate consideration of $66.7 million. Petrex is a private South African holding company that owns all of the issued and outstanding shares of three active subsidiaries involved in the mining and extraction of gold on the East Rand Basin in Gauteng Province, South Africa.

In order to complete the $66.7 million acquisition of Petrex, EAGC arranged a $35 million loan facility and a working capital facility equal to the Rand equivalent of $5 million from a syndicate of banks led by Standard Bank London Limited ("SBL"). In connection with this facility, EAGC issued share purchase warrants ("Bank Warrants") to SBL entitling SBL to acquire 1.5 million common shares of EAGC at a price of Cdn.$1.40 per share until October 24, 2007. Concurrent with the closing of the Petrex acquisition, EAGC closed the sale of 47,023,500 special warrants at a price of Cdn.$1.40 per special warrant for gross proceeds of approximately $42 million. Each special warrant is exercisable into one common share of EAGC and one-half share of a share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of EAGC at a price of Cdn.$1.90 for a period of five years. Under the terms of the Arrangement Agreement, Bema acquired 11.2 million of the EAGC special warrants at a cost of $10 million.

Endeavour Financial Corporation ("Endeavour Financial") is acting as a financial advisor for both Bema and EAGC on the Arrangement and will receive a success fee equal to 1% and 2% of the total transaction value of the Arrangement from each of Bema and EAGC, respectively, on closing of the transaction. A director of Endeavour Financial is also a director of both the Company and EAGC. Endeavour Financial has agreed that both fees may be paid in common shares of Bema, subject to regulatory approval.

Subsequently, on February 4, 2003, Bema reached an agreement with certain agents to arrange the private sale of Bema's 11.2 million EAGC special warrants at a price of Cdn.$2.40 per special warrant for gross proceeds of Cdn.$26.8 million.

Effective February 14, 2003, the Arrangement was completed and as a result Bema:

- issued (or made available for issue) 62,854,305 Bema shares for every one common share outstanding of EAGC;
- issued and posted for trading on the TSE 23,861,750 share purchase warrants, representing the assumed obligations of Bema under 23,861,750 EAGC warrants. The listed warrants trade as warrants of Bema with each warrant exercisable into one common share of the Company at a price of Cdn.$1.90 per share until October 22, 2007. In addition, Bema assumed the obligations under 1.5 million EAGC Bank Warrants;
- exchanged 1,250,000 EAGC stock options, exercisable at a price of Cdn.$1.40 per share until October 24, 2007, into Bema options having substantially the same terms as the EAGC options.

4. DISPOSAL OF EL CALLAO MINING CORP.

On September 12, 2000, the Company entered into agreements to sell to Crystallex International Corporation ("Crystallex") its 45% equity interest in El Callao Mining Corp. ("El Callao") and certain debt and royalty rights held in respect of El Callao and the Lo Increible property.

Effective February 26, 2001, the Company closed the sale and tendered its 20.7 million El Callao shares in consideration for 1.38 million Crystallex shares valued at approximately $1.2 million. In addition, $14.8 million of debt owed to the Company by El Callao and the Company's 2% cash flow royalty from the Lo Increible property were purchased by Crystallex for $7.6 million and a 1% net smelter return royalty. On September 13, 2000, Crystallex had taken an interim position in the Company's loan to El Callao by purchasing $3 million of the debt.

The remaining $4.6 million of the purchase price was paid in two installments, of which $1.3 million was paid in shares of Crystallex. The shares of Crystallex were disposed of during the year ended December 31, 2001.

The 1% net smelter return royalty is payable to the Company from Crystallex's share of gold production after 300,000 ounces of gold have been produced from the Lo Increible property and provided that the quarterly average gold price is greater than $300 per ounce of gold. The 1% net smelter return royalty is carried at $6 million and is included in other assets (Note 7).

During 2000, the Company wrote-down its investment in and receivable from El Callao by $10.3 million and $1.2 million respectively, to their estimated net recoverable amounts. In connection with the sale, the Company paid Endeavour Financial, a transaction fee of $194,000 or 2% of the value paid by Crystallex.

5. INVESTMENTS

	2002			2001		
	Carrying value	Market	Ownership	Carrying value	Market	Ownership
Investments carried on an equity basis:						
Victoria	$ 644	$ 337	42%	$ 1,068	$ 167	42%
Other	–	223		–	152	
Investments carried on a cost basis:						
Arizona Star	1,457	3,979	5%	1,457	801	5%
	2,101	$ 4,539		2,525	$ 1,120	
EAGC special warrants and deferrred EAGC acquisition costs *(Note 3)*	10,563			–		
	$ 12,664			$ 2,525		

Consolidated Puma Minerals Corp.

Effective August 22, 2002, pursuant to an Assignment agreement dated May 17, 2002, the Company assigned all of its rights to earn up to a 90% interest in the East Pansky platinum-palladium property ("East Pansky"), located in the the Kola peninsula of Western Russia, to Consolidated Puma Minerals Corp. ("Puma"), an affiliate of the Company.

In consideration, the Company received 4 million common shares of Puma as reimbursement for $641,000 of the Company's expenditures related to the East Pansky property. In addition, the Assignment agreement provided for the settlement by Puma of $2,845,000 (Cdn.$4,433,000) of accumulated debt owed to Bema by the issuance to Bema of 13 million common shares. The Company had previously set up bad debt provisions of $2,815,000 against this debt in 1998 and 2000. Concurrent with the closing of the transaction, Puma completed an equity financing by issuing 6 million Puma shares for gross proceeds of $1.5 million (Cdn.$2.4 million).

Upon the completion of this transaction, the Company's ownership interest in Puma increased from 33% to 64%. Until August 22, 2002, the Company had accounted for its investment in Puma as an equity investment which had a carrying value on an equity accounting basis of $Nil. Since that date, the results of Puma have been consolidated with those of the Company. The above transaction has been accounted for using the purchase method as follows:

Assets acquired	
Current assets	$ 17
Mineral property	731
	748
Liabilities assumed	
Current liabilities	(26)
Outstanding minority interest in net assets	(51)
	$ 671
Consideration given	
Conversion of notes payable, net of bad debt provisions	$ 30
Acquisition costs	641
	$ 671

Included in investment gains in 2002 is a gain of $1.1 million which represents the Company's share of the proceeds received by Puma from the issuance of common shares by Puma to unrelated third parties. At December 31, 2002, the market value of Bema's investment in Puma was approximately $2.9 million.

Arizona Star Resource Corp.

During 2000, the Company sold 10.5 million shares of Arizona Star Resource Corp. ("Arizona Star") for net proceeds of $5.7 million, reducing the Company's ownership interest from 32% to 5%. This resulted in a loss on disposal of $9.4 million. Effective November 20, 2000, as a result of the reduction in ownership interest, the Company changed its method of accounting for its investment in Arizona Star from an equity to a cost basis. At December 31, 2000, the carrying value of the Company's remaining investment in Arizona Star was written down by $1.5 million.

Victoria Resource Corporation

Prior to November 15, 2000, the Company consolidated the accounts of Victoria Resource Corporation ("Victoria"). On November 15, 2000, when the Company's shareholding in Victoria fell below 50%, the Company began accounting for its investment in Victoria on an equity basis.

6. PROPERTY, PLANT AND EQUIPMENT

	2002	2001
Julietta Mine		
Plant and equipment	$ 24,797	$ 22,829
Development	58,018	57,467
Accumulated depreciation and depletion	(12,478)	(775)
	70,337	79,521
Refugio Mine		
Plant and equipment	65,539	70,169
Development	40,047	39,485
Accumulated depreciation, depletion and write-down	(82,149)	(81,155)
	23,437	28,499
Development properties		
Aldebaran	19,565	19,565
Yarnell	10,694	10,622
	30,259	30,187
Exploration properties		
Quebrada Seca	8,616	8,472
Kupol	8,684	–
East Pansky *(Note 5)*	1,770	–
Monument Bay	1,575	–
Other	1,907	2,338
	22,552	10,810
Office furniture and equipment	622	584
Accumulated depreciation	(496)	(441)
	126	143
	$ 146,711	$ 149,160

Julietta Mine

On September 18, 2001, the Company and its 79% owned Russian subsidiary, Omsukchansk Mining and Geological Company ("OMGC") announced that the construction of the Julietta Mine had been completed. On December 1, 2001, the Julietta Mine commenced commercial production. During the eleven months ended November 30, 2001 and for the year ended December 31, 2000, approximately $3 million and $596,000 of interest expense, respectively, was capitalized to mine development costs. During the pre-production start-up period, approximately $2.1 million of gold and silver sales revenue was credited to pre-production operating costs in 2001.

As with many Russian mineral properties affected by the transitory and uncertain nature of the Russian legal system, there are certain issues relating to the Julietta project which may adversely affect OMGC's interest. OMGC has taken, and will continue to take, all appropriate steps to protect its interest. Based on the documented support of all levels of the Russian government, including the extension of time for the fulfilment of certain conditions of the Julietta project, management believes that it is unlikely that OMGC's interest in the project will be negatively impacted.

Refugio Mine

With the recent increase in the gold price, the Company and its joint venture partner, Kinross Gold Corporation ("Kinross"), are currently reviewing the economic feasibility of recommencing mining at the Refugio Mine. As part of this review, a $4.5 million program consisting of exploration drilling, development drilling and metallurgical test work has been approved by the Company and Kinross. The goal of this program is to increase the mineable reserves which will increase the mine life and, therefore improve project economics. Drilling and metallurgical test work commenced during the fourth quarter of 2002 and will continue in the first quarter of 2003. Based on this program, an economic study will be completed in the third quarter of 2003 with the objective of recommencing full production at Refugio in early 2004.

In May 2002, CMM, the Company's 50% owned joint venture in Chile, received a favourable ruling, settled by binding arbitration, on its claim against the construction contractor for damages relating to the original construction of the Refugio Mine. The net award to CMM approximated $21 million (Bema's share - $10.5 million). The Company's share of the award settlement relating to consequential damages (lost profit) totalling $4.2 million, which was net of deferred arbitration costs of $833,000, was credited to operating earnings. The remainder of the award settlement relating to repairs and maintenance totalling $4.5 million, which was net of deferred arbitration costs of $918,000, was credited against the carrying value of the Refugio Mine.

Due to the low gold price and the requirement for capital to build leach pads, the Company and Kinross agreed to cease mining effective June 1, 2001 and placed the Refugio Mine on care and maintenance pending higher gold prices. Gold production from the mine continued for the remainder of 2001 and into the second quarter of 2002 from residual leaching of the heap leach pads. During 2001, leased mining equipment at the Refugio Mine was returned to vendors and the lease contracts terminated resulting in the elimination of any further financial obligations under the leases.

At December 31, 2000, the Company wrote-down the carrying value of its Refugio Mine by $20 million to its estimated net recoverable value, based on a long-term gold price assumption of $300 per ounce.

Aldebaran property

On October 26, 1997, Bema and Arizona Star entered into an agreement with Placer Dome Inc. ("Placer") allowing Placer to acquire a 51% interest in the Aldebaran property which hosts the Cerro Casale deposit and an adjacent property. The Aldebaran property is currently owned 51% by Placer, 24% by Bema and 25% by Arizona Star. Placer has completed a feasibility study and under the terms of the January 1998 Shareholders' Agreement has the following remaining obligations to complete in order to retain its 51% interest:

- secure up to $1.3 billion of financing for mine construction, including $200 million of equity in the project on behalf of all the partners, within 12 months of metal prices reaching a level that allows for a minimum of 50% third party financing;
- arrange senior project financing for at least 50% of the capital cost and provide a completion guarantee of up to $1.1 billion in respect thereof;
- provide subordinated debt to the extent that the senior project financing is less than $1.1 billion; and
- commence construction of the mine.

Upon satisfying the above terms, Placer will unconditionally own 51% of the Aldebaran property. Discussions are continuing with Placer regarding what metal prices would be required for the project to become financeable. If the project is financeable and Placer elects not to proceed, Placer will then have no further interest in the Aldebaran property and its 51% interest will then revert back to Bema and Arizona Star.

Kupol property

On December 18, 2002, the Company announced that it had completed the terms of a definitive agreement with the Government of Chukotka, an autonomous Okrug (region) in northeast Russia, to acquire up to a 75% interest in the Kupol gold and silver project. The Company can acquire a 75% interest on the following basis: (i) an initial 20% interest by paying $8 million cash (completed) and expending a minimum of $5 million on exploration on the Kupol property over the next twelve months; (ii) a further 10% interest by paying $12.5 million in cash within twelve months of the initial payment; (iii) an additional 10% interest by paying $10 million in cash within 24 months of the initial payment and expending an additional $5 million on exploration during year two of the definitive agreement; and (iv) the final 35% interest by completing a bankable feasibility study and by paying $5.00 per ounce for 75% of the gold identified in the proven and probable reserve categories in the feasibility study (within 90 days of the completion of the feasibility study). Within 12 months of completion of the feasibility study, Bema is required to draw down the required financing and commence mine construction. Upon commencement of mine construction, the Company will pay a further $5.00 per ounce of gold for 75% of the ounces identified in the proven and probable reserves contained in the feasibilty study. The Company has also entered into a finder's fee agreement with an arm's length third party pursuant to which it will pay, subject to regulatory approval, a finder's fee in the aggregate amount of up to $1.35 million.

East Pansky property

Puma can earn up to a 90% interest in the East Pansky Property (Note 5) by providing to the underlying property vendors:

- 2 million shares upon closing to cover an initial $300,000 payment (completed);
- $500,000 in cash or shares of Puma (at Puma's election) within 30 days of completing $2 million in exploration expenditures on the property or May 24, 2004 (whichever is earlier);
- $500,000 per year in cash or shares (at Puma's election) on each anniversary date of the payment referred to in the preceding paragraph, until a feasibility study is completed;
- pay upon completion of a feasibility study, in cash or shares (at Puma's election), an amount equal to $3 per oz of recoverable platinum group element ("PGE") as per the feasibility study, provided such amount shall not exceed $9 million and shall not be less than $3 million. Payments made under the preceding paragraph are to be deducted from such amounts;
- pay until commencement of commercial production ("CCP") from the property, $500,000 in cash or shares (at Puma's election) each year on the anniversary date of the payment referred to in the preceding paragraph above until CCP occurs;
- pay within 6 months of CCP, $5 million in cash or shares (at Puma's election) less the amounts paid in the preceding paragraph or, alternatively, at Puma's election, pay $3 million plus an amount equal to a 2% net smelter royalty.

Once the above requirements are met, Puma will have earned an effective 72% interest in the East Pansky property and at any time following CCP from the property will have the further right, but not the obligation, to obtain an additional 18% by granting an underlying property vendor a 2% net smelter return royalty interest from the property.

Monument Bay property

On January 29, 2002, the Company announced that it had entered into an option agreement to acquire up to a 70% interest in the Monument Bay gold property, located in northeastern Manitoba, from Wolfden Resources Inc. ("Wolfden"). An initial payment of Cdn.$25,000 to Wolfden, together with the issuance of 150,000 common shares of the Company was made upon signing a formal option agreement. The Company can earn its 70% interest in two stages. An initial 51% can be earned by spending Cdn.$3 million by December 31, 2005 and by making annual payments of Cdn.$50,000. In the first quarter of 2003, the Company completed the first of the two stages, earning a 51% interest in the property. The remaining 19% may be earned upon the Company spending an additional Cdn.$3 million by September 3, 2005 and making payments totalling Cdn.$150,000.

Other properties

During 2000, the carrying value of the Friday property located in the United States was completely written off resulting in a charge of $2.6 million.

7. OTHER ASSETS

	2002	2001
Deferred financing costs, net of amortization		
Julietta	**$ 3,654**	$ 5,358
Refugio	**–**	1,132
Net smelter royalty *(Note 4)*	**6,024**	6,024
Refundable value added tax		
Russia	**1,743**	732
Chile	**232**	244
Deferred arbitration costs *(Note 6)*	**–**	1,748
Other	**134**	103
	$ 11,787	$ 15,341

8. LONG-TERM DEBT

	2002	2001
Julietta		
Project loans	**$ 29,417**	$ 35,000
Overrun facility *(Note 9)*	**–**	2,494
Refugio project loan	**–**	4,000
Refugio joint venture partner loan	**–**	2,000
	29,417	43,494
Less: current portion	**11,167**	9,584
	$ 18,250	$ 33,910

Julietta project loans and overrun facility

In September 2000, the Company's subsidiary, OMGC, entered into project loan agreements totaling $35 million to be used for the construction of the Julietta Mine located in far eastern Russia. The project loans consisted of a $25 million loan ("Project Loan Facility") from the

HVB Group and Standard Bank London Limited (the "Underwriters") plus an A loan of $8.5 million and a C loan of $1.5 million from the International Finance Corporation ("IFC"), a member of the World Bank Group.

The Project Loan Facility and the IFC A loan are repayable in six equal semi-annual instalments over a 3 year period with the first payment having been made on September 15, 2002. The current interest rate is the London Inter Bank Offered Rate ("LIBOR") plus six percent per annum and reduces to LIBOR plus four and one half percent after economic completion as defined. The loans are collateralized by charges, contracts and rights typical of a project financing of this nature. The Company is required to guarantee all obligations until the Julietta Mine achieves economic completion by fulfilling certain mechanical and economic tests and a debt service reserve of six months principal and interest has been funded. Political risk insurance must also be carried on the total amount of the Project Loan Facility. In addition, OMGC and the Company must maintain certain minimum net worth levels and restrictions on additional indebtedness as well as compliance with other covenants typical of a project financing of this nature. The loans are convertible between dollar and gold borrowings at the Company's option.

The IFC C loan has an annual interest rate that is the greater of 13% or 1.5% of OMGC's EBITDA (net income plus depreciation, amortization, taxes, interest expense and all other non-cash deductions). The C loan can also be extended at the option of the IFC to mature on September 28, 2007.

On November 23, 1999, the Company announced that it had agreed to terms with the Underwriters for a $5 million convertible note facility available for construction cost overrun protection at the Julietta project. In October and November of 2001, the Company drew down $4 million of the facility by issuing senior secured convertible notes to the lenders. The Underwriters had the option to convert the principal amount at any time based on a conversion price of Cdn.$0.85 per common share (the "Conversion Price"). In accordance with generally accepted accounting principles with respect to financial instruments, the facility was split between its debt and equity components (Note 9). During 2002, the Underwriters converted the $4 million overrun facility into 6,917,646 common shares of the Company (Note 10). In May and June 2002, the Company also issued 392,754 common shares to the Underwriters in payment of interest totalling $227,000 on the overrun facility.

In connection with the Project Loan Facility, the Company granted the Underwriters and the IFC warrants to purchase 1,050,000 common shares of the Company for five years at an exercise price of Cdn.$0.45 per share of which 300,000 warrants were exercised by the IFC in 2002. Also, the Company had granted an additional 1.5 million warrants to the IFC, having an exercise price of Cdn.$1.00 per share to September 25, 2005, which were all exercised by the IFC in December 2002.

Refugio project loan

The Refugio project loan consisted of a credit facility with Barclays Bank PLC ("Barclays") which was interest bearing at LIBOR plus a margin of 1.75% per annum. The original repayment schedule of the loan was amended in early 2001 and further amended in 2002, based on negotiations between the Company and Barclays relating to a decision to suspend mining at Refugio. The scheduled principal payments for 2001 were increased from $6 million to $8 million taking into account the Company's projected future cash inflows. During 2002, the remaining outstanding principal balance of $4 million was repaid.

Refugio joint venture partner loan

In 1996, Bema Gold (Bermuda) Ltd. was advanced $2 million from its CMM joint venture partner, which was repayable from future cash distributions by CMM and was interest bearing at LIBOR plus 2% per annum. On December 20, 2002, the loan was repaid, along with accrued interest of $970,000, from funds received from the Fluor Daniel award settlement.

9. CONVERTIBLE DEBT

	2002	2001
Loan facility maturing December 31, 2002	$ –	$ 5,040
Loan facility maturing December 31, 2004	–	4,000
Equity portion of Julietta overrun facility *(Note 8)*	–	1,621
Orocon promissory note	–	3,036
	$ –	$13,697

Loan facility maturing December 31, 2002

On August 12, 1999, the Company established a $5 million convertible loan facility with Resource Capital Fund L.P. ("RCF"). The facility was available to Bema in two tranches of $2.5 million each and was fully drawn down by December 31, 1999. The facility was convertible at RCF's option at any time, with the first tranche convertible at a price of Cdn.$1.07 per share and the second tranche convertible at Cdn.$1.16 per share ("Conversion Price"). The exchange rate on conversion was fixed at a rate of Cdn.$1.45 per U.S.$1. Interest was 6% per annum, payable annually in cash or at Bema's option in shares. The Company issued 1,267,742 common shares in 2001 and 572,534 common shares in 2000 to RCF in payment of interest on the facility.

In April and May 2002, RCF converted the $5 million loan facility into 6,512,850 common shares of the Company.

Loan facility maturing December 31, 2004

On July 13, 2000, the Company established a $4 million convertible loan facility with RCF. The facility was convertible at RCF's option at any time at a conversion price of Cdn.$0.95 per share. The exchange rate on conversion was fixed at a rate of Cdn.$1.47 per U.S.$1. Interest on the facility was LIBOR plus 1% per annum, payable annually in cash or at Bema's option in shares. In 2001, the Company issued 1,259,607 common shares to RCF in payment of interest on the facility. In connection with the facility, Bema paid RCF an establishment fee of $60,000 and issued to RCF 1,777,778 share purchase warrants, having a four year term and an exercise price of Cdn.$1.10 per share.

During 2002, RCF converted the $4 million loan facility into 6,189,472 common shares of the Company.

Orocon promissory note

Pursuant to an agreement dated July 1, 2000, the Company had issued a Cdn. $4.8 million convertible promissory note to Orocon Inc. ("Orocon"), the construction contractor of the Julietta Mine, to satisfy certain performance related obligations. The convertible promissory note was non-interest bearing and unsecured. The promissory note was repayable in cash or, at the option of the Company, in shares. On May 2, 2002, the Company issued 4,149,813 common shares to Orocon upon full conversion of the note.

10. CAPITAL STOCK

	2002		2001		2000	
	Shares ('000's)	Amount	Shares ('000's)	Amount	Shares ('000's)	Amount
Balance, beginning of year	**184,839**	**$265,080**	159,056	$258,191	128,009	$244,311
Issued during the year						
For cash, net of costs *(i)*	**30,207**	**27,333**	16,100	4,598	10,000	6,058
For cash on exercise of warrants	**13,443**	**7,513**	–	–	–	–
For cash on exercise of directors' and employees' stock options	**2,938**	**1,026**	–	–	–	–
On conversion of convertible debt:						
Convertible debt interest *(Note 9)*	**393**	**227**	2,527	585	572	243
RCF facility *(Note 9)*	**12,702**	**9,000**	–	–	–	–
Orocon *(Note 9 & (v))*	**4,150**	**3,067**	–	–	8,914	4,050
Overrun facility *(Note 9)*	**6,918**	**4,000**	–	–	–	–
Bridge loan *(iii)*	**–**	**–**	3,388	738	8,884	2,018
Promissory note *(ii)*	**–**	**–**	2,749	718	–	–
Endeavour Capital *(iv)*	**–**	**–**	–	–	2,448	1,361
Other	**407**	**248**	1,019	250	229	150
Balance, end of year	**255,997**	**$317,494**	184,839	$265,080	159,056	$258,191

(i) On December 3, 2002, the Company completed a private placement of 10,000,000 units at Cdn.$1.60 per unit for gross proceeds of Cdn.$16 million. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of Cdn.$2.00 per share until June 3, 2004.
On May 31, 2002, the Company completed a private placement of 16,666,667 units at Cdn.$1.50 per unit for gross proceeds of Cdn.$25 million. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of Cdn.$2.00 per share until May 31, 2003.

In February 2002, the Company closed a brokered private placement in which the Company issued a total of 2,301,282 flow-through shares for gross proceeds of Cdn.$1.5 million. In addition, on August 2, 2002, the Company issued 1,238,950 common shares for gross proceeds of Cdn.$2.85 million in connection with a brokered private placement of flow-through shares. These proceeds will be used towards exploration at the Company's Monument Bay gold property (Note 6).

In December 2001, the Company completed a private placement of 16,100,000 units at Cdn.$0.50 per unit for gross proceeds of Cdn.$8.05 million. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of Cdn.$0.70 per share to December 21, 2002 and at Cdn.$0.90 per share thereafter to December 21, 2003. In 2002, approximately 6.6 million of these warrants were exercised.

In December 1999, Bema offered for issue and sale, up to 10,000,000 Special Warrants at a price of Cdn.$0.95 per Special Warrant. As at December 31, 1999, 5,180,000 Special Warrants had been issued with the remaining 4,820,000 Special Warrants issued in 2000. Each Special Warrant was converted into one common share and one-half of a share purchase warrant ("Warrant") during 2000. Each whole Warrant originally entitled the holder to acquire an additional common share of Bema at a price of Cdn.$1.30 per share until December 22, 2001, however, the Company received regulatory approval to extend the expiry date of 2,795,000 whole Warrants to December 22, 2003. In June 2002, all of the 2,795,000 whole Warrants were exercised.

(ii) In connection with the Julietta project loans (Note 8), the Company issued a convertible promissory note to pay its financial consultant and advisor, Endeavour Financial, a transaction fee on closing equal to 2% of the aggregate Project Loan Facility and IFC loan. The promissory note was interest bearing at a rate of LIBOR plus 1% per annum. In 2001, the Company issued 2,748,644 common shares to Endeavour Financial upon full conversion of the note.

(iii) In June 2000, the Company negotiated a $3 million principal amount bridge loan facility with Endeavour Capital Corporation ("Endeavour Capital") as to $2 million of the facility and with RCF as to $1 million of the facility. A director of Endeavour Capital is also a director of the Company. The facility provides that, in certain circumstances, the Company may elect to repay the facility in cash or shares. The interest rate for the facility was 13% per annum payable monthly in cash.

Under the facility, the Company paid a facility fee of $100,000 and issued 150,000 share purchase warrants to Endeavour Capital, and paid $50,000 and issued 75,000 share purchase warrants to RCF. The share purchase warrants are exercisable at a price of Cdn.$1.00 per share until February 10, 2003. In December 2002, Endeavour Capital exercised all of its 150,000 warrants.

The Company previously extended the final maturity date of the facility from September 7, 2000 to October 7, 2000 and from October 7, 2000 to December 7, 2000, by issuing 5,922,785 shares to Endeavour Capital and 2,961,392 shares to RCF in payment of $1,500,000 to Endeavour Capital and $750,000 to RCF of the principal amount and for settlement of extension fees totalling $228,396.

In December 2000, the Company elected to extend the final maturity date of the facility to January 7, 2001. In 2001, the Company issued 2,258,808 shares to Endeavour Capital and 1,129,404 shares to RCF in payment of the remaining $750,000 principal amount of the facility and extension fees of $96,997.

(iv) Pursuant to a loan agreement dated April 14, 2000, between the Company and Endeavour Capital, Endeavour Capital established in favour of the Company a non-revolving credit facility in the amount of Cdn.$2 million. In consideration for the facility, the Company agreed to pay to Endeavour Capital a commitment fee of Cdn.$80,000 and to reimburse Endeavour Capital its estimated costs and expenses in connection with the facility. Pursuant to the terms of the loan agreement, the Company issued to Endeavour Capital a non-interest bearing convertible promissory note in the amount of Cdn.$2,200,000 which was fully converted on June 13, 2000 into 2,447,980 common shares of the Company.

(v) During 2000, the Company issued three non-interest bearing convertible promissory notes, totalling Cdn.$6,044,000, to Orocon for work undertaken and equipment purchased by Orocon for the Company's Julietta mine project in Russia. The notes were fully converted during 2000 through the issuance of 8,913,680 common shares to Orocon.

Bema has a stock option plan for its directors and employees to acquire common shares of Bema at a price determined by the fair market value of the shares at the date of grant. The options currently outstanding are exercisable for a period not to exceed 5 years, however, the plan allows for a maximum term of 10 years. One-half of the options granted are not generally exercisable during the first 12 months after the grant date. At December 31, 2002, a total of 6,046,500 common shares remain available for issuance under the stock option plan.

Share purchase warrants outstanding at December 31, 2002 totalled 18,372,889, exercisable at prices ranging from Cdn.$0.45 to Cdn.$2.00 per share and expiring on dates varying from February 10, 2003 to September 25, 2005.

Summary of changes to stock options outstanding:

	Number of outstanding options	Weighted-average exercise price (in Cdn.$)
Outstanding at December 31, 1999	8,860,500	3.40
Cancelled	(830,000)	1.77
Outstanding at December 31, 2000	8,030,500	3.57
Granted	2,912,000	0.31
Exercised	(55,000)	0.31
Cancelled	(2,350,000)	4.68
Outstanding at December 31, 2001	8,537,500	2.18
Granted	3,700,000	1.04
Exercised	(2,938,000)	0.54
Cancelled	(1,347,500)	9.05
Outstanding at December 31, 2002	7,952,000	1.09

Stock options outstanding as at December 31, 2002 are as follows:

	Range of exercise price (in Cdn.$)	Number of outstanding options	Weighted-average years to expiry	Weighted-average exercise price (in Cdn.$)	Number of exercisable options	Weighted-average exercise price (in Cdn.$)
Granted in 1999	1.25	4,000,500	1.7	1.25	4,000,500	1.25
Granted in 2001	0.31 – 0.50	659,000	3.3	0.32	659,000	0.31
Granted in 2002	1.04	3,292,500	4.3	1.04	1,646,250	1.04
		7,952,000	2.9	1.09	6,305,750	1.10

The following are the pro forma loss and basic and diluted loss per share amounts had the Company charged the fair value of stock based compensation for options granted in 2002.

	2002
Loss per year	
As reported	$ (3,124)
Pro forma	(3,839)
Basic and diluted loss per share	
As reported	$ (0.02)
Pro forma	(0.02)

The fair value of these options was estimated at Cdn.$0.39 per option at the grant date using the Black-Scholes option-pricing model, based on the following assumptions:

- Risk free interest rate of 4.00%
- Expected life of 3 years
- Expected volatility of 50%
- Dividend yield rate of Nil

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

11. GOLD, SILVER AND INTEREST RATE COMMITMENTS

The Company's hedging program consists of the following gold contracts related to the Julietta project:

	2003	2004	2005
Forward contracts (ounces)	62,450	61,050	38,550
Average price per ounce	$ 316	$ 317	$ 335
Put options purchased (ounces)	12,500	2,500	–
Average price per ounce	$ 280	$ 280	$ –

In addition to the gold contracts in the above table, the Company has contingent gold forward contracts that are dependent on the quarterly average gold price commencing from April 1, 2003 to June 30, 2005. If the average spot gold price is above $370 per ounce during the quarter, then the Company is obliged to deliver 5,000 ounces at a price of $320 per ounce. If the average gold price is less than $320 per ounce for the quarter, then no ounces are deliverable. If the average gold price for the quarter falls between $320 and $370 per ounce, then the amount of ounces to be delivered is prorated. For example, at a gold price of $345 per ounce, 2,500 ounces would have to be delivered at a price of $320 per ounce. The Company also has contingent silver forward contracts that have a strike price of $5.20 per ounce, maturing from January 1, 2002 to September 30, 2003. The silver forward contracts are for a maximum of 375,000 ounces per quarter and the amount deliverable is prorated on a similar method as the gold contingent forwards, but based on a silver price of $5.20 to $5.70 per ounce.

The Company has a floating gold lease rate on 107,000 ounces of the gold forward contracts assigned to the Julietta Mine. The average forward price reported has been calculated based on an assumed future lease rate of 1.5%. The Company has the option to choose the length of each lease rate period on the renewal date and any variance from a rate of 1.5% will alter the final price received for the forward contract.

The Company is required by the Julietta Loan Agreement to enter into interest rate protection agreements. As of December 31, 2000 the Company had fixed $6.5 million at a LIBOR of 6.95% and entered into an interest rate collar for a like amount. The interest rate collar sets a minimum annual LIBOR of 6.25% and a maximum rate of 7.5%. The Julietta interest rate hedges are effective April 1, 2001 to September 30, 2004 and decrease by approximately $1.1 million semi-annually commencing March 2002. The remaining amount of the interest rate hedge as at December 31, 2002 was $8.6 million.

The Company had a realized hedge loss of $305,000 in 2002 which included an accrual of $646,000 that is shown on the balance sheet as a derivative liability. The Company realized gold hedge gains of $2.1 million in 2001 and $6.3 million in 2000. In addition, at December 31, 2002 the Company had deferred hedging gains of $399,000 relating to the floating lease rate, which on a cash basis have been received, but for accounting purposes have been included in the average value of outstanding forward contracts. In 2000, the Company received additional proceeds of $1.7 million from the early termination of gold contracts, of which $947,000 was recorded as other income. The remaining amount of $748,000 was deferred as at December 31, 2000 and reflected in gold sales revenue in 2001.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2002, marketable securities had a quoted market value of $4.4 million. During 2002, the Company recorded an investment gain of $902,000 resulting from the reversal of write-downs in prior years of the carrying value of its marketable securities.
At December 31, 2001, marketable securities were carried at quoted market value. In 2001, the Company realized a gain of $1.3 million from the sale of marketable securities, offsetting a loss of $747,000 incurred on the write-down of marketable securities.
The fair values of the Company's other financial instruments approximated carrying values due to the short-term or floating rate nature of these instruments, except as noted below.

	2002		2001	
	Carrying amount	**Estimated fair value**	Carrying amount	Estimated fair value
Gold forward and option contracts	**$ (399)**	**$ (7,682)**	$ –	$ 3,078
Interest rate protection contracts	**–**	**(427)**	–	(620)

For gold forward and option contracts, fair value was calculated using spot and forward prices and volatilities. For interest rate protection contracts, fair value was determined using market interest rates.

Financial instruments which subject the Company to market risk and credit risk consist primarily of gold forward and option contracts and cash and cash equivalents. The Company's exposure to credit risk in the event of non-performance by counterparties in connection with its gold forward, option and interest rate contracts is limited to the unrealized gains on outstanding contracts based on current market prices. The Company believes it minimizes its credit risk by monitoring the financial condition of its counterparties and dealing with large, credit worthy institutions.

13. RELATED PARTY TRANSACTIONS

One of the directors of the Company is also a director of Endeavour Capital and is otherwise related to Endeavour Financial, the latter having provided financial consulting services to the Company in 2002, 2001 and 2000 and the former, having provided financing to the Company during 2000. Fees and interest charged on these transactions, which are more fully described in Notes 3, 4 and 10, aggregate $976,000 in 2001 and $441,000 in 2000. In addition, the Company was billed by Endeavour Financial for financial consulting services totalling $237,000 in 2002 (2001 - $60,000; 2000 - $220,000). At December 31, 2002, the Company had an accounts payable balance of $110,000 (2001 - $nil) due to these entities.

In addition to transactions disclosed elsewhere in these financial statements, the Company:

- provided management services, and evaluation and assessment work on resource properties to associated companies managed by Bema totalling $70,000 in 2002 (2001 - $45,000; 2000 - $250,000).
- was billed in 2002 by entities related to directors of Bema for legal and consulting services totalling $208,000 (2001 - $114,000; 2000 - $198,000). As at December 31, 2002, the Company had an accounts payable balance of $36,000 (2001 - $12,000) due to these entities.

Included in accounts receivable is an amount of $316,937 (Cdn.$500,000) representing a non-interest bearing loan made on September 16, 1998 to an officer and director of the Company that is payable on demand.

14. INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following sets forth the tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities:

	2002	2001
Deferred tax assets		
Operating loss carryforwards	**$ 29,674**	$ 32,506
Current assets and liabilities	**266**	4,832
Investments	**2,189**	1,929
Property, plant and equipment	**1,441**	1,620
Other	**1,133**	543
Gross deferred tax assets	**34,703**	41,430
Valuation allowance		
Canada	**(7,989)**	(9,231)
Chile	**(11,519)**	(11,359)
Russia	**(1,186)**	(4,476)
United States	**(6,026)**	(4,405)
	(26,720)	(29,471)
Net deferred tax assets	**7,983**	11,959
Deferred tax liabilities		
Property, plant and equipment	**(7,130)**	(10,621)
Other	**(853)**	(1,338)
	(7,983)	(11,959)
Net deferred tax liability	**$ –**	$ –

Non-capital loss carry-forwards for Canadian tax purposes of $15,093,000 expire in the following years unless utilized: 2003 - $3,020,000, 2004 - $607,000, 2005 - $1,775,000, 2006 - $2,857,000, 2007 - $1,269,000, 2008 - $2,707,000 and 2009 - $2,858,000. The Company's portion of accumulated tax loss carry forwards in Chile approximates $98 million at December 31, 2002. For U.S. income tax purposes, loss carry-forwards of $18.4 million commence to expire in 2003 to 2022 unless utilized.

15. JOINT VENTURES

The Company has included in its accounts the following aggregate amounts in respect of Compania Minera Maricunga (50%), Compania Minera Casale (24%) and Compania Minera San Damian (50%) which are joint ventures.

	2002	2001
Balance Sheets		
Current assets	**$ 5,493**	$ 2,276
Property, plant and equipment	**27,061**	27,885
Other assets	**–**	2,342
Current liabilities	**1,015**	5,487
Other liabilities	**1,762**	2,288

	2002	2001	2000
Statements of Operations			
Gross profit from mine operations	**$ 1,500**	$ 4,448	$ 5,268
Write-down of Refugio Mine	**–**	–	(20,000)
Write-down of refundable Chilean tax	**–**	(490)	(849)
Arbitration settlement	**4,169**	–	–
Net earnings (loss) for the year	**3,207**	(6,538)	(22,122)
Statements of Cash Flows			
Operating activities	**5,028**	5,813	(3,169)
Financing activities	**(6,902)**	(8,533)	(6,580)
Investing activities	**5,066**	(594)	(3,843)

16. SUPPLEMENTARY CASH FLOW INFORMATION

Supplementary disclosure of cash flow information is provided in the tables below.

	2002	2001	2000
Changes in non-cash working capital			
Accounts receivable	$ (904)	$ 2,812	$ (1,911)
Inventories	(3,046)	1,136	1,180
Accounts payable	1,190	(1,560)	(2,490)
Accounts payable relating to Refugio Mine equipment purchases	–	–	1,131
	$ (2,760)	$ 2,388	$ (2,090)

	2002	2001	2000
Non-cash investing and financing activities			
Non-cash consideration received on disposal of El Callao investment and debt *(Note 4)*	$ –	$ 8,509	$ –
Common shares issued on conversion of Bridge loan facility *(Note 9)*	–	738	–
Convertible note issued to Orocon for Julietta mine construction and settlement thereof *(Notes 9 & 10)*	3,067	3,036	4,092
Common shares issued on conversion of RCF loan facilities *(Notes 9 & 10)*	9,000	–	–
Common shares issued on conversion of Julietta overrun facility *(Notes 9 & 10)*	4,000	–	–
Common shares issued for other non-cash consideration	376	824	379
Subsidiary's common shares issued for non-cash consideration	421	–	–
Convertible note issued to Endeavour Financial for Julietta financing and settlement thereof *(Note 10)*	–	718	700
Julietta Mine construction payables	2,435	1,038	–
Accrued interest capitalized to notes receivable from associates	100	244	1,396
Current income taxes paid	561	–	–
Interest paid	4,810	3,393	2,309

17. SEGMENTED INFORMATION

The Company has two reportable segments: Gold and Exploration and development. The Gold segment consists of the Julietta Mine, located in Russia which commenced commercial production on December 1, 2001 and the Company's 50% interest in the Refugio Mine, located in Chile, to which all operating revenues prior to December 1, 2001 are attributable. The Exploration and development segment consists of the Company's non-producing properties located in Canada, Chile, Russia and the United States. The tables below present information about reported segments for the years ending December 31:

	Net income (loss)			Assets	
	2002	2001	2000	2002	2001
Gold					
Julietta	$ (2,060)	$ (433)	$ –	$ 90,724	$ 91,890
Refugio	3,207	(6,939)	(21,424)	28,439	33,666
Exploration and development	(284)	(794)	(3,897)	55,122	41,846
Unallocated corporate					
Cash	–	–	–	6,770	3,193
Marketable securities	–	–	–	3,272	2,352
Notes receivable and investments	1,533	(79)	(23,131)	18,688	8,549
General and administrative	(3,821)	(2,844)	(3,051)	–	–
Other	(1,699)	(249)	364	766	1,096
	$ (3,124)	$ (11,338)	$ (51,139)	$ 203,781	$ 182,592

	Capital expenditures		
	2002	2001	2000
Gold			
Julietta	**$ 4,954**	$ 20,064	$ 18,706
Refugio	**446**	111	4,544
Exploration and development	**10,791**	1,044	1,083
Unallocated corporate	**38**	38	53
	$ 16,229	$ 21,257	$ 24,386

The Company's capital assets are located in the following geographical locations:

	2002	2001
Capital assets at end of year		
Canada	**$ 1,701**	$ 139
Chile	**53,525**	58,356
Russia	**80,791**	80,038
United States	**10,694**	10,627
	$ 146,711	$ 149,160

18. DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which differ in certain material respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Material differences between Canadian and U.S. GAAP and their effect on the Company's consolidated financial statements are summarized in the tables below.

	2002	2001
Consolidated Balance Sheets		
Shareholders' equity		
Canadian GAAP	**$ 164,937**	$ 129,632
Change in reporting currency (i)	**2,719**	2,719
Convertible debentures (ii)	**–**	(13,697)
Detachable warrants (ii)	**302**	666
Start up costs not capitalized (iii)	**(498)**	(498)
Depreciation and depletion (i)(iii)(iv)	**(10,378)**	(5,433)
Investment losses (v) (vii)	**(501)**	(901)
Write-down of Refugio Mine (vi)	**(14,737)**	(14,737)
Write-down of net smelter royalty (vi)	**(4,355)**	(4,355)
Exploration expenditures (vii)	**(21,781)**	(10,039)
Derivative instruments (x)	**(7,710)**	2,561
Long-term investments (v)	**6,558**	(651)
U.S. GAAP	**$ 114,556**	$ 85,267

	2002	2001	2000
Consolidated Statements of Operations			
Net loss for year			
Canadian GAAP	**$ (3,124)**	$ (11,338)	$ (51,139)
Convertible debentures (ii)	**(288)**	(619)	(1,008)
Start up costs not capitalized (iii)	**–**	(498)	–
Depreciation and depletion (i)(iii)(iv)	**(4,945)**	(782)	370
Investment losses (v)	**–**	(462)	–
Write-down of Refugio Mine (vi)	**–**	–	(737)
Write-down of net smelter royalty (vi)	**–**	–	(4,355)
Exploration expenditures (vii)	**(11,742)**	(888)	1,916
Equity in losses of associated companies (vii)	**400**	(439)	–
Derivative instruments (x)	**(10,173)**	2,113	–
Dilution gain (v)	**(1,051)**	–	–
Other	**(154)**	(247)	(79)
Net loss under U.S. GAAP before comprehensive income adjustments	**(31,077)**	(13,160)	(55,032)
Available-for-sale securities written-down in current year (v)	**7,209**	(160)	(496)
Derivative instruments (x)			
Cumulative adjustment to opening balance	**–**	2,454	–
Realized in the year	**(98)**	(2,006)	–
Comprehensive loss	**$ (23,966)**	$ (12,872)	$ (55,528)
Net loss per common share - U.S. GAAP - basic and diluted	**$ (0.14)**	$ (0.08)	$ (0.39)

In accordance with U.S. GAAP, certain expenses excluded from the determination of operating earnings (loss) for Canadian GAAP purposes would be included for U.S. GAAP purposes. Operating loss under U.S. GAAP would be $21.7 million in 2002 (2001 - $7.1 million; 2000 - $22.6 million).

	2002		2001	
	Canadian GAAP	**U.S. GAAP**	Canadian GAAP	U.S. GAAP
Derivative instruments (x)	**$ (399)**	**$ (8,109)**	$ (103)	$ 2,458
Other assets (ii)(vi)	**11,787**	**7,733**	15,341	11,651
Property, plant and equipment (i)(ii)(iii)(iv)(vi)(vii)	**146,711**	**104,910**	149,160	124,046

(i) Change in reporting currency

U.S. GAAP requires that when a change in reporting currency has been made, the financial statements of periods prior to the change are to be comprehensively recast as if the new currency had always been used. Under Canadian GAAP, comparative figures are presented using a translation of convenience.

(ii) Convertible debentures

Under U.S. GAAP, convertible debt instruments are classified as debt until converted to equity, whereas under Canadian GAAP, the long-term debt and equity components are determined and shown separately and any interest related to the equity component is charged directly to deficit.

Detachable warrants were issued in connection with certain debt instruments, including the convertible debt instruments discussed above. A portion of the proceeds from issuance of the debt instruments has been allocated to the detachable warrants and is classified as a separate component of shareholders' equity.

(iii) Commencement of commercial production

Under Canadian GAAP, start up costs including capitalized interest and amortized financing costs are deferred until a mine reaches a commercial level of production and amortized over the mine life. For Canadian GAAP purposes, the Company capitalized Julietta Mine start up costs net of related revenue until December 1, 2001, when it reached commercial production. For U.S. GAAP purposes, production started on September 1, 2001 and start up costs were not deferred.

(iv) Depreciation and depletion

Under U.S. GAAP and SEC regulations, depreciation and depletion calculated on the unit-of-production basis are based on proven and probable reserves, whereas under Canadian GAAP, proven and probable reserves and mineralization expected to be classified as reserves may be used.

(v) Investments

Under Canadian GAAP, the Company's investment in the shares of Arizona Star is carried at the lower of cost or net realizable value whereas under U.S. GAAP, the investment is classified as available-for-sale securities. Available-for-sale securities are reported at fair value at the balance sheet date with any holding gains or losses not already reported on the Consolidated Statements of Operations reported as a separate component of shareholders' equity unless there is an other than temporary decline in value.

Under U.S. GAAP, when the market value of the Company's equity investment in Victoria declines below its carrying value, which is other than a temporary impairment in the value of the investment, the unrealized loss is recognized as a charge to income.

Under U.S. GAAP, where a subsidiary issues common stock in exchange for cash and that subsidiary is an exploration stage enterprise, any dilution gains arising on the parent company's change of interest in the subsidiary is credited directly to paid-in capital.

(vi) Accounting for the impairment of long-lived assets

The principal difference between U.S. and Canadian GAAP with respect to the impairment of long-lived assets is the requirement under U.S. GAAP to discount the future net cash flows of the asset at an appropriate interest rate. Additionally, U.S. GAAP requires that only proven and probable reserves be used in determining estimated future cash flows. Included in the write-down of the Refugio Mine in 1998 were any unamortized pre-operating costs incurred during the start-up period.

With respect to the net smelter royalty interest, under Canadian GAAP the Company has included mineralization expected to be classified as reserves in its assessment of a recoverable amount whereas under U.S. GAAP only proven and probable reserves may be used.

(vii) Exploration expenditures

Under U.S. GAAP the Company expenses exploration costs as incurred. The Company also includes in equity in losses of associated companies, its share of exploration costs deferred by its equity investees. When proven and probable reserves are determined for a property, subsequent exploration and development expenditures incurred on the property are capitalized. Exploration expenditures are accounted for under Canadian GAAP as disclosed in Note 1.

Under Canadian GAAP, exploration expenditures of $11.7 million in 2002 (2001 - $888,000; 2000 - $648,000) are classified as investing activities on the Consolidated Statements of Cash Flows whereas under U.S. GAAP these expenditures would have been classified as operating activities.

(viii) Stock compensation

As described in Note 10 to the consolidated financial statements, the Company has granted stock options to directors and employees. Pro forma information with respect to the impact of the fair value of stock options at the date of grant on reported income for the years presented is as follows:

	2002	2001	2000
Net loss for the year in accordance with U.S. GAAP	**$ (31,077)**	$ (13,160)	$ (55,032)
Compensatory fair value of options granted	**(834)**	(119)	(1,173)
Pro forma loss in accordance with U.S. GAAP	**$ (31,911)**	$ (13,279)	$ (56,205)
Pro forma loss per share in accordance with U.S. GAAP - basic and diluted	**$ (0.14)**	$ (0.08)	$ (0.39)

The pro forma stock compensation expense has been determined by reference to a Black-Scholes option-pricing model that takes into account the stock price as of the grant date, the exercise price, the expected life of the option, the estimated volatility of the underlying stock, expected dividends and the risk free interest rate over the term of the option. Compensation expense is amortized over the vesting period of the options.

The calculations applied have assumed that the weighted average expected life of the options is 3 years for 2002 and 4 years for 2001, no dividends will be paid, expected volatility as calculated is 50% for 2002 and 72% for 2001, and a risk free interest rate ranging from 4% to 6%. The Company did not grant any stock options in 2000.

(ix) Income tax information

Temporary differences giving rise to significant portions of deferred tax assets and deferred tax liabilities as calculated under Canadian

GAAP are presented in Note 14. Under U.S. GAAP, gross deferred tax assets would total $45.4 million, $10.7 million higher than under Canadian GAAP of which $9.1 million relates to property, plant and equipment and $1.6 million relates to other assets. Net deferred tax assets, however, would remain unchanged as the increase in gross deferred tax assets would be offset by an equivalent increase in the valuation allowance.

Net loss before income taxes for each of the years presented by geographic segment is as follows:

	2002	2001	2000
Canada	**$ (6,468)**	$ (3,243)	$ (31,608)
Chile	**2,886**	(7,139)	(23,290)
Russia	**(27,419)**	(2,718)	–
United States	**(76)**	(60)	(134)
	$ (31,077)	$ (13,160)	$ (55,032)

(x) Derivative instruments

For U.S. GAAP, the Company adopted SFAS 133 effective January 1, 2001. SFAS 133 requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the fair value of derivatives are recognized in the earnings of the current period unless specific hedge accounting criteria are met. Management has currently not designated any of the financial instruments as hedges for U.S. GAAP purposes under SFAS 133.

(xi) Other

U.S. GAAP requires investments in incorporated joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts of incorporated joint ventures are proportionately consolidated. However, under rules promulgated by the SEC, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for purposes of registration and other filings notwithstanding the departure from U.S. GAAP. Consequently, the consolidated balance sheets have not been adjusted to restate the accounting for joint ventures under U.S. GAAP. Additional information concerning the Company's interests in joint ventures is presented in Note 15.

(xii) New accounting standards

Asset Retirement Obligations

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The company is analyzing the impact of SFAS No. 143 and will adopt the standard on January 1, 2003.

The Accounting Standards Board has approved, subject to written ballot, a new Handbook section, "Asset Retirement Obligations," to replace the current guidance on future removal and site restoration costs included in the CICA accounting standard 3061, "Property, Plant and Equipment." The standard, which is similar to SFAS 143, is effective for years beginning on or after January 1, 2004. The Company will adopt the standard on January 1, 2004.

Impairment of Long-Lived Assets

The Accounting Standards Board has issued CICA 3063, "Impairment of Long-Lived Assets." This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The Company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

Hedging Transactions

The Accounting Standards Board has issued Accounting Guideline 13, "Hedging Relationships," (AcG 13) which will be effective for years beginning on or after July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. In December 2002, the CICA approved for exposure, subject to written ballot, certain amendments to AcG 13. These amendments are expected to be finalized in the first half of 2003. Under the new guideline, the Company will be required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives.

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002.

FIN 45 - Guarantor's Accounting and Disclosure Requirements for Guarantees

In November 2002, the FASB issued Financial Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57 and 107," (FIN 45). FIN 45 requires that, effective for years beginning after September 15, 2002, a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee. The impact of adopting FIN 45, on January 1, 2003, is not anticipated to be material.

FIN 46 - Consolidation of Variable Interest Entities

In January 2003, the FASB issued Financial Interpretation No. 46, "Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51," (FIN 46). FIN 46 requires that when the majority equity owner of a variable interest entity holds an equity ownership representing less than 10% of the total assets of the variable interest entity, the primary beneficiary of the variable interest entity be required to consolidate the variable interest entity. FIN 46 is effective for fiscal periods beginning after June 15, 2003, for variable interests acquired before February 1, 2003, and for variable interests created after January 31, 2003. The Company expects to adopt FIN 46 on January 1, 2003 and has not yet determined the effect of adopting this interpretation.

CORPORATE DIRECTORY

DIRECTORS:

Thomas I.A. Allen, Q.C.
Toronto, Canada
Senior Partner, Ogilvy Renault
Appointed to Board - 1998

R. Stuart Angus
Vancouver, Canada
Partner, Fasken Martineau DuMoulin
Appointed to Board – 1992

Robert Cross
Vancouver, Canada
Chairman, Northern Orion Explorations
Appointed to Board – 2003

Robert J. Gayton
Vancouver, Canada
Vice President Finance, Western Copper Holdings Ltd.
Appointed to Board – 2003

Erwin J. Haas
Zurich, Switzerland
Principal, EH&P Investments AG
Appointed to Board - 1988

Clive T. Johnson
Vancouver, Canada
Chairman, President and CEO
Bema Gold Corporation
Appointed to Board - 1988

Jerry Korpan
London, England
Executive Director, Emergis Capital
Appointed to Board – 2002

Cole McFarland
Fallbrook, CA, USA
former President and CEO, Placer Dome U.S.
Appointed to Board - 1998

Eulogio Perez-Cotapos G.
Santiago, Chile
Senior Partner, Cariola Diez Perez-Cotapos & Cia. Ltda.
Appointed to Board – 1997

Barry D. Rayment
Laguna Beach, California
President, Mining Assets Corporation
Appointed to Board - 1988

Neil Woodyer
Vancouver, Canada
Managing Director, Endeavour Financial Corporation
Appointed to Board - 1990

OFFICERS:

Clive T. Johnson
Chairman, President and Chief Executive Officer

George Johnson
Senior Vice President Operations

Mark A. Corra
Vice President Finance

Tom Garagan
Vice President Exploration

Roger Richer
Corporate Secretary and General Counsel
Vice President Administration

Dennis Stansbury
Vice President Development and Production

Jim Sullivan
Vice President Russian Operations

AUDITORS:

PricewaterhouseCoopers LLP
200 - 250 Howe Street
Vancouver, British Columbia
Canada V6C 3S7

TRANSFER AGENT:

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, British Columbia
Canada V6V 3B9

SHARES LISTED:

The Toronto Stock Exchange
American Stock Exchange
Symbol: BGO

CORPORATE OFFICE:

3100 - 595 Burrard Street
PO Box 49143
Vancouver, British Columbia
Canada V7X 1J1
Tel: (604) 681-8371
Fax: (604) 681-6209
Website: www.bemagold.com

Design: Dyann Johnson Design Ltd.
Photography of mining and exploration operations: Brian Scott, Mark Simpson, Tom Garagan, Dennis Stansbury, George Johnson, Hugh MacKinnon and Martin Schermers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Bema Gold Corporation

Dated: May 13, 2003

By 

Roger Richer
Vice President, Administration, General Counsel and Secretary